Exhibit 99.1

Scotiabank reports third quarter results

Toronto, August 30, 2016 – Scotiabank reported third quarter net income of $1,959 million compared to $1,847 million in the same period last year. Diluted earnings per share were $1.54, compared to $1.45 in the same period a year ago. Return on equity was 14.8% compared to 14.7% last year.

“This quarter’s very good results were driven by strong operating performances in all three business lines,” said Brian Porter, President and CEO of Scotiabank. “All of our businesses continue to grow and deepen customer relationships, which has delivered solid asset, deposit and revenue growth.

“Canadian Banking’s earnings grew to $930 million, up 8% compared to the third quarter last year. Continued focus on targeted asset and deposit growth to optimize business mix has contributed to a 13 basis point increase in margin. This combined with efforts to reduce structural costs has led to further improvements in operating leverage and the overall strong results this quarter.

“International Banking had another strong quarter with earnings of $527 million. Earnings increased 9% from last year driven principally by the Pacific Alliance countries of Mexico, Peru, Chile and Colombia. Strong volume growth, improved margins and good expense management all contributed to positive operating leverage. We are very pleased with continued strong quarterly results in International Banking and remain positive about the medium and longer term potential for these markets.

“Global Banking and Markets results improved this quarter with earnings of $421 million reflecting better performance in several businesses including fixed income, corporate banking and investment banking.

“Provision for credit losses declined $181 million from last quarter. The majority of the decline related to lower losses in the energy sector, which is consistent with our previously stated expectations that energy losses had peaked during the last quarter.

“The Bank’s Common Equity Tier 1 ratio remains strong and increased to 10.5%. We increased our quarterly dividend by 2 cents to 74 cents per share – a 6% increase from last year.

“Our profitable businesses combined with our strong capital ratios, positions the Bank well to make the necessary investments to better serve our customers, grow our businesses and continue to create value for our shareholders.”

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 64 for details.

Financial Highlights

	As at and for the three months ended			For the nine months ended
(Unaudited)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Operating results ($ millions)
Net interest income	3,602	3,518	3,354	10,639	9,721
Non-interest income	3,038	3,076	2,770	8,960	8,203
Total revenue	6,640	6,594	6,124	19,599	17,924
Provision for credit losses	571	752	480	1,862	1,391
Non-interest expenses	3,505	3,817	3,334	10,890	9,755
Provision for income taxes	605	441	463	1,490	1,408
Net income	1,959	1,584	1,847	5,357	5,370
Net income attributable to common shareholders	1,860	1,489	1,767	5,079	5,143
Operating performance
Basic earnings per share ($)	1.55	1.24	1.46	4.22	4.24
Diluted earnings per share ($)	1.54	1.23	1.45	4.20	4.22
Adjusted diluted earnings per share(1) ($)	1.55	1.48	1.47	4.47	4.26
Return on equity(2) (%)	14.8	12.1	14.7	13.6	14.7
Productivity ratio(2)(3) (%)	52.8	57.9	54.4	55.6	54.4
Core banking margin(1)(3) (%)	2.38	2.38	2.40	2.38	2.41
Financial position information ($ millions)
Cash and deposits with financial institutions	69,774	61,215	82,789
Trading assets	103,861	101,367	103,705
Loans	472,800	466,845	451,048
Total assets	906,844	894,961	863,064
Deposits	631,344	609,313	602,791
Common equity	50,761	48,947	48,674
Preferred shares	3,094	3,439	2,934
Assets under administration(2)	464,930	453,467	459,847
Assets under management(2)	187,864	179,405	182,891
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	10.5	10.1	10.4
Tier 1 capital ratio (%)	11.8	11.4	11.6
Total capital ratio (%)	14.1	13.6	13.5
Leverage ratio (%)	4.2	4.1	4.1
CET1 risk-weighted assets(4) ($ millions)	357,657	356,866	348,039
Liquidity coverage ratio (%)	125	121	127
Credit quality
Net impaired loans(5) ($ millions)	2,491	2,347	2,096
Allowance for credit losses ($ millions)	4,542	4,402	4,125
Net impaired loans as a % of loans and acceptances(5)	0.51	0.49	0.45
Provision for credit losses as a % of average loans and acceptances (annualized)	0.47	0.64	0.42	0.52	0.42
Common share information
Closing share price ($) (TSX)	66.33	65.80	64.19
Shares outstanding (millions)
Average – Basic	1,203	1,203	1,210	1,203	1,212
Average – Diluted	1,222	1,228	1,231	1,225	1,232
End of period	1,205	1,203	1,208
Dividends per share ($)	0.72	0.72	0.68	2.14	2.02
Dividend yield(6) (%)	4.5	4.9	4.3	4.8	4.1
Market capitalization ($ millions) (TSX)	79,906	79,140	77,529
Book value per common share ($)	42.14	40.70	40.30
Market value to book value multiple	1.6	1.6	1.6
Price to earnings multiple (trailing 4 quarters)	11.7	11.8	12.0
Other information
Employees	88,783	89,610	90,354
Branches and offices	3,126	3,151	3,211
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Refer to Glossary on page 5.
(3)	Effective this quarter, the taxable equivalent adjustment is no longer included in the calculation. Prior period amounts have been restated.
(4)	Credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier 1 and Total capital ratios, respectively in 2016.
(5)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share prices for the period.

2    Scotiabank Third Quarter Report 2016

Contents

4	Management’s Discussion and Analysis
6	Group Financial Performance and Financial Condition
	6	Financial results
	8	Risk management
	23	Financial position
	23	Capital management
	24	Common dividend
	24	Financial instruments
	25	Selected credit instruments

	25	Off-balance sheet arrangements
	25	Regulatory developments
27	Accounting Policies and Controls
	27	Accounting policies and estimates
	27	Future accounting developments
	27	Changes in internal control over financial reporting
	27	Related party transactions
27	Economic Outlook

28	Business Segment Review
35	Quarterly Financial Highlights
36	Share Data
38	Condensed Interim Consolidated Financial Statements (unaudited)
43	Notes to the Condensed Interim Consolidated Financial Statements
64	Shareholder Information

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2015 Annual Report under the headings “Overview-Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies—Critical accounting estimates” in the Bank’s 2015 Annual Report) and updated by this document; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 66 of the Bank’s 2015 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 Annual Report under the heading “Overview-Outlook,” as updated by this document; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Third Quarter Report 2016    3

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended July 31, 2016. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2015 Annual Report. This MD&A is dated August 30, 2016.

Additional information relating to the Bank, including the Bank’s 2015 Annual Report, are available on the Bank’s website at www.scotiabank.com, as well, the Bank’s 2015 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. These non-GAAP measures are used throughout this report and defined below.

Adjusting for the Q2 2016 restructuring charge:

The table below reflects the impact of the restructuring charge taken in Q2 2016 of $378 million pre-tax ($278 million after tax(1)).

	For the three months ended April 30, 2016			For the nine months ended July 31, 2016
	Reported	Restructuring charge	Adjusted	Reported	Restructuring charge	Adjusted
Net income ($ millions)	$1,584	$278	$1,862	$5,357	$278	$5,635
Diluted earnings per share	$1.23	$0.23	$1.46	$4.20	$0.23	$4.43
Return on equity	12.1%	2.3%	14.4%	13.6%	0.7%	14.3%
Productivity ratio	57.9%	(5.7)%	52.2%	55.6%	(2.0)%	53.6%
(1)	Calculated using the statutory tax rates of the various jurisdictions.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated as follows:

	For the three months ended			For the nine months ended
($ millions)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Net income attributable to common shareholders (diluted) (refer to Note 17)	$1,879	$1,514	$1,791	$5,145	$5,199
Adjusted for:
Amortization of intangible assets, excluding software (after tax)	18	20	17	58	47
Restructuring charge (after tax)	–	278	–	278	–
Adjusted net income attributable to common shareholders (diluted)	$1,897	$1,812	$1,808	$5,481	$5,246
Weighted average number of diluted common shares outstanding (millions)	1,222	1,228	1,231	1,225	1,232
Adjusted diluted earnings per share(1) (in dollars)	$1.55	$1.48	$1.47	$4.47	$4.26
(1)	Adjusted diluted earnings per share calculations are based on full dollar and share amounts.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin

This ratio represents net interest income divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in non-interest income.

4    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Operating leverage

The Bank defines operating leverage as the rate of growth in total revenue less the rate of growth in non-interest expenses.

Productivity ratio

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue.

Regulatory capital and liquidity ratios

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1, Total Capital, Leverage and Liquidity Coverage ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

With respect to the Bank’s main business segments, the Bank attributes capital that approximates 9.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.

Scotiabank Third Quarter Report 2016    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition

Financial results

The Bank’s net income for the third quarter was $1,959 million compared to $1,847 million in the same period last year and $1,584 million last quarter. Diluted earnings per share were $1.54, compared to $1.45 in the same period a year ago and $1.23 last quarter. Return on equity was 14.8% compared to 14.7% last year and 12.1% last quarter.

During the second quarter, the Bank recorded a restructuring charge of $278 million after tax ($378 million pre-tax). Adjusting for the restructuring charge, net income for the second quarter was $1,862 million and diluted earnings per share were $1.46. Return on equity was 14.4%.

Impact of foreign currency translation

The table below reflects the estimated impact of foreign currency translation on key income statement items.

($ millions)	For the three months ended		For the nine months ended
	July 31, 2016 vs. July 31, 2015	July 31, 2016 vs. April 30, 2016	July 31, 2016 vs. July 31, 2015
Canadian/U.S. dollar exchange rate (average)
July 31, 2016	$1.296	$1.296	$1.330
April 30, 2016		$1.325
July 31, 2015	$1.245		$1.218
% change	4.1%	(2.2)%	9.2%
Impact on income:(1)
Net interest income	$(50)	$(37)	$5
Non-interest income(2)	43	(35)	199
Non-interest expenses	56	29	35
Other item (net of tax)	(4)	15	(53)
Net income	$45	$(28)	$186
Earnings per share (diluted)	$0.04	$(0.02)	$0.15

Impact by business line:
Canadian Banking	$1	$(2)	$14
International Banking(2)	(9)	(33)	73
Global Banking and Markets	13	2	55
Other(1)(2)	40	5	44
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Financial results commentary

Net income

Q3 2016 vs Q3 2015

The Bank’s net income was $1,959 million, up $112 million or 6%. Higher net interest income and non-interest income, combined with the positive impact of foreign currency translation, were partially offset by higher provision for credit losses, non-interest expenses and income taxes.

Q3 2016 vs Q2 2016

Net income was up $375 million or 24%. Adjusting for the impact of last quarter’s restructuring charge, net income was up $97 million or 5%. Higher net interest income and significantly lower provision for credit losses were partially offset by lower non-interest income, slightly higher non-interest expenses primarily resulting from lower employee benefit costs last quarter, the negative impact of foreign currency translation and higher income taxes.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Net income was $5,357 million compared to $5,370 million. Adjusting for the impact of the restructuring charge, net income increased $265 million or 5%. Higher net interest income and non-interest income, as well as the positive impact of acquisitions and foreign currency translation were partially offset by higher non-interest expenses and higher income taxes.

Net interest income

Q3 2016 vs Q3 2015

Net interest income was $3,602 million, up $248 million or 7%, primarily due to growth in retail and commercial loans in International Banking, corporate loans in Global Banking and Markets, and automotive and credit card loans in Canadian Banking, as well as the impact of acquisitions.

The core banking margin was 2.38%, a slight decrease from 2.40% last year. Higher margins in Canadian Banking, Global Banking and Markets, and International Banking were more than offset by lower contributions from asset/liability management activities, including the impact of higher volumes of lower yielding investment securities.

Q3 2016 vs Q2 2016

Net interest income was up $84 million or 2%, primarily due to two additional days in the quarter. Average core banking assets and the core banking margin remained stable quarter over quarter. Average asset growth in Canadian Banking was offset by a decrease in International Banking and the negative impact of foreign currency translation.

6    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

The core banking margin was 2.38% in both periods. Higher margins in Global Banking and Markets and International Banking were offset by lower contributions from asset/liability management activities, including the impact of higher volumes of lower yielding deposits with banks and investment securities.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Net interest income was $10,639 million, up $918 million or 9%. This increase was attributable to acquisitions, strong loan growth in International Banking and Global Banking and Markets, as well as growth in consumer auto loans and credit cards in Canadian Banking, and investment securities.

The core banking margin was 2.38%, a slight decrease from 2.41% last year, driven by lower contributions from asset/liability management activities, including the impact of higher volumes of lower yielding investment securities. Partially offsetting was an increase in the Canadian Banking margin.

Non-interest income

Q3 2016 vs Q3 2015

Non-interest income was $3,038 million, up $268 million or 10%. Stronger trading and banking revenues in part due to acquisitions, as well as higher underwriting and advisory fees and the positive impact of foreign currency translation were partially offset by a lower contribution from investments in associates.

Q3 2016 vs Q2 2016

Non-interest income was $3,038 million compared to $3,076 million. Higher banking, wealth management, underwriting and advisory, and trading revenues were more than offset by the gain on sale of a non-core lease financing business in Canada last quarter as well as lower net gain on investment securities, and the negative impact of foreign currency translation.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Non-interest income was $8,960 million, up $757 million or 9%. Strong growth in banking and trading revenues coupled with the favourable impact of acquisitions and foreign currency translation, as well as the gain on sale of a non-core lease financing business in Canada contributed to the year-over-year increase. Partly offsetting were lower wealth management revenues, net gain on investment securities and contribution from investments in associates.

Provision for credit losses

Q3 2016 vs Q3 2015

The provision for credit losses was $571 million, up $91 million or 19% across all business lines, net of higher acquisition-related benefits of $42 million. The increase in provisions in Canadian Banking was primarily related to the growth in higher spread retail products. Higher Global Banking and Markets’ provisions were primarily related to energy exposures. International Banking’s increased provisions are mostly in the commercial portfolio.

Q3 2016 vs Q2 2016

The provision for credit losses was down $181 million or 24% mainly attributable to decreases in energy sector provisions in Global Banking and Markets and International Banking. Last quarter included an increase of $50 million in the collective allowance against performing loans.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

The provision for credit losses was $1,862 million up $471 million or 34% primarily due to higher provisions related to energy exposures, commercial exposures in International Banking, growth in higher spread retail products in Canadian Banking and the increase in the collective allowance against performing loans, partly offset by higher acquisition-related benefits of $117 million.

Non-interest expenses

Q3 2016 vs Q3 2015

Non-interest expenses were $3,505 million, up $171 million or 5%. The increase in expenses was driven primarily by continued investment in strategic initiatives reflecting higher technology, depreciation and amortization, and professional costs. The impact of acquisitions also contributed to the year-over-year increase. These were partially offset by the benefit of foreign currency translation.

The productivity ratio was 52.8% compared to 54.4%.

Q3 2016 vs Q2 2016

Non-interest expenses were down $312 million or 8%. Adjusting for the impact of the restructuring charge from last quarter, expenses increased $66 million or 2%, primarily due to lower employee benefit costs last quarter.

The productivity ratio was 52.8%, compared to 57.9%, or 52.2% adjusting for the impact of the restructuring charge.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Non-interest expenses were $10,890 million, up $1,135 million or 12%. Adjusting for the impact of the restructuring charge and acquisitions, expenses increased by $353 million or 4%, across most categories reflecting continued investment in growth initiatives. This was partially offset by the positive impact of foreign currency translation.

The productivity ratio was 55.6%, or 53.6% adjusting for the impact of the restructuring charge, compared to 54.4%. Operating leverage was negative 2.3%, or positive 1.6% adjusting for the impact of the restructuring charge.

Scotiabank Third Quarter Report 2016    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes

Q3 2016 vs Q3 2015

The effective tax rate was 23.6% compared to 20.1%, due mainly to higher taxes in foreign jurisdictions and lower tax-exempt income in the current quarter.

Q3 2016 vs Q2 2016

The effective tax rate was 23.6%, up from 21.8% due primarily to higher taxes in foreign jurisdictions this quarter and a lower tax rate on the gain on sale of a non-core lease financing business last quarter.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

The effective tax rate was 21.8%, up from 20.8%, due primarily to lower tax-exempt income this period.

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined in pages 66 to 98 of the Bank’s 2015 Annual Report.

Credit risk

Provision for credit losses

Q3 2016 vs Q3 2015

The provision for credit losses was $571 million, up $91 million across all business lines, net of higher acquisition-related benefits of $42 million. The provision for credit losses ratio was 47 basis points compared to 42 basis points.

In Canadian Banking, the provision for credit losses was $217 million, up $44 million, due primarily to higher provisions in the retail portfolio driven by growth in relatively higher spread products, partly offset by higher acquisition-related benefits of $15 million. The provision for credit losses ratio was 29 basis points compared to 23 basis points.

In International Banking, the provision for credit losses was $316 million, up $23 million, driven primarily by higher commercial provisions that were partly offset by acquisition-related benefits of $27 million. Retail provisions decreased slightly as lower provisions in Colombia and Mexico were partially offset by higher provisions in Peru and the Caribbean and Central America. The provision for credit losses ratio was 126 basis points compared to 127 basis points.

In Global Banking and Markets, the provision for credit losses was $38 million up from $14 million, due primarily to provisions on a small number of loans in the energy sector. The provision for credit losses ratio was 19 basis points compared to eight basis points.

Q3 2016 vs Q2 2016

The provision for credit losses was down $181 million from $752 million mainly due to decreases in Global Banking and Markets, and International Banking, and the addition to the collective allowance against performing loans taken last quarter. The provision for credit losses ratio improved to 47 basis points from 64 basis points last quarter.

In Canadian Banking, the provision for credit losses was up $13 million from $204 million due to higher provisions in the commercial portfolio and growth in relatively higher spread retail products. The provision for credit losses ratio was 29 basis points, up one basis point.

In International Banking, the provision for credit losses was $316 million, a decrease of $64 million, driven by lower commercial provisions in Colombia and Puerto Rico. The provision for credit losses ratio was 126 basis points compared to 150 basis points.

In Global Banking and Markets, the provision for credit losses was $38 million compared to $118 million. The decrease was due primarily to lower provisions in the energy sector. The provision for credit losses ratio was 19 basis points compared to 57 basis points.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Provision for credit losses increased $471 million to $1,862 million, net of higher acquisition-related benefits of $117 million. The provision for credit losses ratio was 52 basis points compared to 42 basis points.

In Canadian Banking, the provision for credit losses was $615 million, up $108 million, driven by growth in higher spread retail products, partly offset by acquisition-related benefits of $48 million. The commercial portfolio also had higher provisions. The provision for credit losses ratio was 27 basis points, up four basis points.

In International Banking, the provision for credit losses was $987 million, up $143 million, driven by higher commercial provisions in Colombia, largely related to one account, as well as by provisions in Puerto Rico and Mexico, partly offset by acquisition-related benefits of $69 million. Retail provisions were mostly unchanged as higher provisions in Peru and the Caribbean and Central America region were offset by lower provisions in Mexico and Colombia. The provision for credit losses ratio was 130 basis points, up four basis points.

In Global Banking and Markets, the provision for credit losses was $210 million, up from $40 million due to higher provisions in the energy sector. The provision for credit losses ratio was 34 basis points compared to eight basis points.

Allowance for credit losses

The allowance for credit losses was $4,313 million as at July 31, 2016 (excluding $229 million related to loans purchased under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico) compared to $4,188 million (excluding $214 million related to R-G Premier Bank) as at April 30, 2016. The allowance for off-balance sheet credit risks, recorded in other liabilities, was $108 million compared to $124 million as at April 30, 2016.

The allowance for credit losses related to impaired loans was $2,855 million compared to $2,746 million as at April 30, 2016. The allowance for credit losses against performing loans was $1,458 million compared to $1,442 million as at April 30, 2016.

In Canadian Banking, the allowance increased to $732 million from $722 million as at April 30, 2016, due to higher provisions in the retail portfolio.

In International Banking, the allowance increased to $1,975 million from $1,870 million as at April 30, 2016, due primarily to the impact of foreign currency translation and lower write-offs.

In Global Banking and Markets, the allowance decreased to $148 million from $154 million as at April 30, 2016.

8    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Impaired loans

Total gross impaired loans as at July 31, 2016, were $5,346 million (excluding impaired loans purchased under FDIC guarantee relating to R-G Premier Bank of Puerto Rico), up $253 million from April 30, 2016. The increase was due mainly to higher formations in Global Banking and Markets and the impact of foreign currency translation. Total net impaired loans as at July 31, 2016, were $2,491 million, up $144 million from $2,347 million as at April 30, 2016.

Net impaired loans in Canadian Banking were $435 million as at July 31, 2016, a small increase of $3 million from April 30, 2016.

International Banking’s net impaired loans of $1,633 million as at July 31, 2016, decreased from $1,661 million as at April 30, 2016, primarily due to decreases in commercial portfolios.

In Global Banking and Markets, net impaired loans increased to $423 million as at July 31, 2016, from $254 million as at April 30, 2016, due to a net increase in the primary metals and energy sectors.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowance for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently, none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

The credit mark captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. Changes to the expected cash flows of these loans are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

The total credit mark remaining on all acquired loans in Canadian Banking and International Banking as at July 31, 2016 was $316 million (April 30, 2016 – $373 million; October 31, 2015 – $148 million). Adjusting for the impact of foreign currency translation, the utilization of incurred and expected losses in the credit mark during the quarter was $69 million (for the quarter ending April 30, 2016 – $73 million; July 31, 2015 – $5 million). The net benefit to net income attributable to common shareholders from the credit mark on acquired loans this quarter was $31 million (for the quarter ending April 30, 2016 – $37 million; July 31, 2015 – $3 million).

Overview of loan portfolio – Top and emerging risks

The Bank has a well diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Energy

The Bank’s outstanding loan exposure to commercial and corporate companies in the energy sector was $16.1 billion as at July 31, 2016 (April 30, 2016 – $16.3 billion; October 31, 2015 – $16.5 billion), reflecting approximately 3.3% (April 30, 2016 – 3.4%; October 31, 2015 – 3.5%) of the Bank’s total loan portfolio. In addition, the Bank has related undrawn energy loan commitments amounting to $11.9 billion as at July 31, 2016 (April 30, 2016 – $11.4 billion; October 31, 2015 – $14.3 billion). The increase in undrawn loan commitments is associated with the midstream sub-sector. Exposure in the upstream and oil field services sub-sectors declined by $1.1 billion since April 30, 2016. Approximately 59% of the Bank’s outstanding energy loan exposure and associated undrawn commitments are investment grade, after taking into account the benefit of collateral and guarantees.

As expected, retail delinquencies are tracking higher in Alberta. The outstanding loan exposures are primarily secured.

The Bank continues to consider the impact of lower energy prices in its ongoing stress testing program. Results continue to be within our risk tolerance.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at July 31, 2016, these loans amounted to $318 billion or 65% of the Bank’s total loans and acceptances outstanding (April 30, 2016 – $312 billion or 65%; October 31, 2015 – $309 billion or 65%). Of these, $239 billion or 75% are real estate secured loans (April 30, 2016 – $235 billion or 75%; October 31, 2015 – $236 billion or 76%). The tables below provide more details by portfolios.

Scotiabank Third Quarter Report 2016    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at July 31, 2016
	Residential mortgages						Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$7,209	3.8%	$4,754	2.5%	$11,963	6.3%	$2	–%	$1,267	6.7%	$1,269	6.7%
Quebec	8,495	4.4	6,827	3.6	15,322	8.0	–	–	996	5.2	996	5.2
Ontario	54,414	28.5	38,660	20.2	93,074	48.7	1	–	9,633	50.6	9,634	50.6
Manitoba & Saskatchewan	5,889	3.1	3,073	1.6	8,962	4.7	1	–	849	4.5	850	4.5
Alberta	19,693	10.3	10,498	5.5	30,191	15.8	3	0.1	3,030	15.8	3,033	15.9
British Columbia & Territories	17,580	9.2	14,015	7.3	31,595	16.5	1	–	3,253	17.1	3,254	17.1
Canada(3)	$113,280	59.3%	$77,827	40.7%	$191,107	100%	$8	0.1%	$19,028	99.9%	$19,036	100%
International	–	–	28,353	100	28,353	100	–	–	–	–	–	–
Total	$113,280	51.6%	$106,180	48.4%	$219,460	100%	$8	0.1%	$19,028	99.9%	$19,036	100%
	As at April 30, 2016
Canada(3)	$116,476	61.6%	$72,688	38.4%	$189,164	100%	$8	0.1%	$18,740	99.9%	$18,748	100%
International	–	–	27,343	100	27,343	100	–	–	–	–	–	–
Total	$116,476	53.8%	$100,031	46.2%	$216,507	100%	$8	0.1%	$18,740	99.9%	$18,748	100%
	As at October 31, 2015
Canada(3)	$92,802	48.8%	$97,321	51.2%	$190,123	100%	$9	0.1%	$18,627	99.9%	$18,636	100%
International	–	–	27,375	100	27,375	100	–	–	–	–	–	–
Total	$92,802	42.7%	$124,696	57.3%	$217,498	100%	$9	0.1%	$18,627	99.9%	$18,636	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $2,340 (April 30, 2016 – $2,282; October 31, 2015 – $2,104) of which $1,367 are insured (April 30, 2016 – $1,228; October 31, 2015 – $1,005).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at July 31, 2016
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	35.5%	36.2%	26.2%	2.0%	0.1%	100%
International	67.9%	19.1%	11.3%	1.5%	0.2%	100%
	As at April 30, 2016
Canada	36.1%	36.0%	25.9%	1.9%	0.1%	100%
International	68.0%	19.5%	11.1%	1.2%	0.2%	100%
	As at October 31, 2015
Canada	35.6%	35.6%	25.7%	3.0%	0.1%	100%
International	66.4%	20.4%	11.4%	1.6%	0.2%	100%

10    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Loan to value ratios

The Canadian residential mortgage portfolio is 41% uninsured (April 30, 2016 – 38%; October 31, 2015 – 51%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 50% (April 30, 2016 – 51%; October 31, 2015 – 53%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios(1)
	For the three months ended July 31, 2016
	Residential mortgages	Home equity lines of credit(2)
	LTV%	LTV%
Canada:
Atlantic provinces	68.0%	59.2%
Quebec	64.1	69.9
Ontario	62.8	64.7
Manitoba & Saskatchewan	67.6	64.2
Alberta	67.1	69.8
British Columbia & Territories	61.1	61.0
Canada	63.3%	64.4%
International	68.7%	N/A
	For the three months ended April 30, 2016
Canada	62.8%	64.1%
International	69.3%	N/A
	For the three months ended October 31, 2015
Canada	62.8%	66.0%
International	68.1%	N/A
(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro-economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, the Bank had loans outstanding of $845 million as at July 31, 2016 (April 30, 2016 – $839 million; October 31, 2015 – $927 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

Scotiabank Third Quarter Report 2016    11

MANAGEMENT’S DISCUSSION & ANALYSIS

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

The current European exposure is provided below:

	As at
	July 31, 2016						April 30 2016	October 31 2015
	Loans and loan equivalents
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure	Total European exposure
Gross exposures	$12,041	$2,980	$13,442	$15,753	$3,759	$47,975	$45,742	$39,231
Less: Undrawn commitments	–	–	13,442	–	–	13,442	13,338	12,409
Net funded exposures	$12,041	$2,980	$–	$15,753	$3,759	$34,533	$32,404	$26,822
(1)	Individual allowance for credit losses was $37.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral.
Collateral held against derivatives was $3,711 and collateral held against SFT was $6,893.

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (84% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

	As at
	July 31, 2016				April 30 2016	October 31 2015
($ millions)	Sovereign(1)	Bank	Corporate(2)	Total	Total	Total
Greece	$–	$–	$310	$310	$307	$339
Ireland	28	395	234	657	416	428
Italy	107	186	54	347	982	509
Portugal	–	–	–	–	–	(2)
Spain	124	161	256	541	423	505
Total GIIPS	$259	$742	$854	$1,855	$2,128	$1,779

U.K.	$4,896	$1,876	$7,088	$13,860	$13,539	$12,895
Germany	1,691	973	2,043	4,707	4,075	2,847
France	2,167	1,033	632	3,832	3,087	2,569
Netherlands	495	752	1,385	2,632	1,799	974
Switzerland	11	515	1,118	1,644	1,511	1,042
Other	2,055	176	3,772	6,003	6,265	4,716
Total Non-GIIPS	$11,315	$5,325	$16,038	$32,678	$30,276	$25,043
Total Europe	$11,574	$6,067	$16,892	$34,533	$32,404	$26,822
Total Europe as at April 30, 2016	$10,302	$4,820	$17,282	$32,404
Total Europe as at October 31, 2015	$6,214	$5,480	$15,128	$26,822
(1)	Includes $1,631 (April 30, 2016 – $1,092; October 31, 2015 – $667) in exposures to supra-national agencies.
(2)	Corporate includes financial institutions that are not banks.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of July 31, 2016, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.9 billion, down from $2.1 billion last quarter. Of the $1.9 billion, $1.1 billion was related to loans and loan equivalents.

Specific to Sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $27 million and $1 million in trading book securities. The Bank was net long securities in sovereign exposures to Spain ($124 million) and Italy ($107 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $186 million, as at July 31, 2016 (April 30, 2016 – $170 million; October 31, 2015 – $187 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $310 million (April 30, 2016 – $307 million; October 31, 2015 – $339 million) related primarily to secured loans to shipping companies.

12    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s exposures are distributed as follows:

	As at
	July 31, 2016					April 30 2016	October 31 2015
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total	Total
Greece	$310	$–	$–	$–	$310	$307	$339
Ireland	54	28	45	530	657	416	428
Italy	268	–	79	–	347	982	509
Portugal	–	–	–	–	–	–	(2)
Spain	426	–	110	5	541	423	505
Total GIIPS	$1,058	$28	$234	$535	$1,855	$2,128	$1,779

U.K.	$5,860	$4,574	$2,114	$1,312	$13,860	$13,539	$12,895
Germany	1,551	826	2,220	110	4,707	4,075	2,847
France	829	119	2,588	296	3,832	3,087	2,569
Netherlands	883	86	629	1,034	2,632	1,799	974
Switzerland	1,235	127	161	121	1,644	1,511	1,042
Other	3,605	62	1,985	351	6,003	6,265	4,716
Total Non-GIIPS	$13,963	$5,794	$9,697	$3,224	$32,678	$30,276	$25,043
Total Europe	$15,021	$5,822	$9,931	$3,759	$34,533	$32,404	$26,822

Securities exposures to European sovereigns and banks (excluding GIIPS) were $7.6 billion as at July 31, 2016 (April 30, 2016 – $6.7 billion; October 31, 2015 – $5.3 billion), predominantly related to issuers in France, Germany, Luxembourg, the United Kingdom and the Netherlands. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis. As at July 31, 2016, credit exposure to banks in the form of issued letters of credit amounted to $1.4 billion (April 30, 2016 – $1.2 billion; October 31, 2015 – $1.2 billion).

Undrawn commitments of $13.4 billion (April 30, 2016 – $13.3 billion; October 31, 2015 – $12.4 billion) are comprised of unfunded loan commitments and commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $9.8 billion as at July 31, 2016 (April 30, 2016 – $9.6 billion; October 31, 2015 – $8.6 billion). As at July 31, 2016, commitments related to letters of credit with banks amounted to $3.0 billion (April 30, 2016 – $3.1 billion; October 31, 2015 – $3.3 billion). Unfunded commitments are detailed further by country in the table below.

The Bank’s indirect exposure is also detailed in the table below and is defined as:

•	Securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and
•	Letters of credit or guarantees (included as loan equivalents in the above table).

Included in the indirect exposure was securities exposure of $570 million related to GIIPS, $68 million to Germany, $62 million to the United Kingdom and $18 million to Switzerland. Indirect exposure by way of letters of credit totaled $2,980 million at July 31, 2016 (April 30, 2016 – $2,398 million; October 31, 2015 – $2,593 million), of which $176 million (April 30, 2016 – $78 million; October 31, 2015 – $62 million) was indirect exposure to GIIPS. Indirect exposure is managed through the Bank’s credit risk management framework, with a robust assessment of the counterparty.

In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $333 million (April 30, 2016 – $352 million; October 31, 2015 – $555 million).

	Undrawn commitments			Indirect exposure(1)
($ millions)	July 31 2016	April 30 2016	October 31 2015	July 31 2016	April 30 2016	October 31 2015
Greece	$–	$–	$–	$–	$–	$–
Ireland	401	427	256	17	26	(1)
Italy	46	56	53	61	27	6
Portugal	–	–	–	–	1	–
Spain	211	159	180	668	531	420
Total GIIPS	$658	$642	$489	$746	$585	$425

U.K.	$5,547	$5,378	$5,526	$1,384	$1,047	$1,365
Germany	702	741	607	186	163	161
France	1,454	1,569	1,599	448	401	338
Netherlands	1,501	1,440	1,188	273	264	210
Switzerland	1,041	1,117	740	160	241	144
Other	2,539	2,451	2,260	480	499	554
Total Non-GIIPS	$12,784	$12,696	$11,920	$2,931	$2,615	$2,772
Total Europe	$13,442	$13,338	$12,409	$3,677	$3,200	$3,197
(1)	Amounts in brackets represent net short positions arising from trading transactions.

The Bank may on occasion use credit default swaps (CDS) to partially offset its banking book exposure. As part of the trading portfolio, the Bank may purchase or sell CDS. Specific to GIIPS as at July 31, 2016, the Bank had no CDS protection on funded loan exposures. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, the Bank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, the Bank has no funded exposure in these countries to retail customers or small businesses.

Scotiabank Third Quarter Report 2016    13

MANAGEMENT’S DISCUSSION & ANALYSIS

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	July 31 2016	April 30 2016	July 31 2015
Credit spread plus interest rate	$9.6	$11.1	$8.6
Credit spread	7.7	8.9	7.7
Interest rate	7.0	5.5	3.9
Equities	2.5	3.2	1.9
Foreign exchange	1.2	1.2	1.0
Commodities	2.7	2.0	4.0
Debt specific	5.1	7.2	4.5
Diversification effect	(10.1)	(10.9)	(9.4)
Total VaR	$11.0	$13.9	$10.5
Total Stressed VaR	$29.3	$30.0	$22.2

In the third quarter of 2016, the average one-day Total VaR decreased to $11.0 million from $13.9 million in the previous quarter, primarily driven by reduced exposure and tightening credit spreads.

The average one-day Total Stressed VaR during the quarter decreased slightly to $29.3 million from $30.0 million in the previous quarter. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There were two trading loss days in the third quarter, compared to three in the previous quarter. The losses were well within the range predicted by VaR. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives risk related to Global Banking and Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-trading risk category. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at July 31, 2016	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$10,243	$10,243	$–	$–	n/a
Trading assets	103,861	103,861	–	–	n/a
Financial instruments designated at fair value through profit or loss	228	–	228	–	Interest rate
Derivative financial instruments	43,990	38,664	5,326	–	Interest rate, FX, equity
Investment securities	69,914	–	69,914	–	Interest rate, equity
Loans	472,800	–	472,800	–	Interest rate, FX
Assets not subject to market risk(1)	205,808	–	–	205,808	n/a
Total assets	$906,844	$152,768	$548,268	$205,808
Deposits	$631,344	$–	$601,425	$29,919	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,643	–	1,643	–	Interest rate, equity
Obligations related to securities sold short	20,869	20,869	–	–	n/a
Derivative financial instruments	46,428	42,548	3,880	–	Interest rate, FX, equity
Trading liabilities(2)	5,251	5,251	–	–	n/a
Pension and other benefit liabilities	3,185	–	3,185	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	142,820	–	–	142,820	n/a
Total liabilities	$851,540	$68,668	$610,133	$172,739

14    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2015	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$10,550	$10,550	$–	$–	n/a
Trading assets	99,140	99,140	–	–	n/a
Financial instruments designated at fair value through profit or loss	320	–	320	–	Interest rate
Derivative financial instruments	41,003	36,131	4,872	–	Interest rate, FX, equity
Investment securities	43,216	–	43,216	–	Interest rate, equity
Loans	458,628	–	458,628	–	Interest rate, FX
Assets not subject to market risk(1)	203,640	–	–	203,640	n/a
Total assets	$856,497	$145,821	$507,036	$203,640
Deposits	$600,919	$–	$572,766	$28,153	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,486	–	1,486	–	Interest rate, equity
Obligations related to securities sold short	20,212	20,212	–	–	n/a
Derivative financial instruments	45,270	41,988	3,282	–	Interest rate, FX, equity
Trading liabilities(2)	7,812	7,812	–	–	n/a
Pension and other benefit liabilities	2,054	–	2,054	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	125,265	–	–	125,265	n/a
Total liabilities	$803,018	$70,012	$579,588	$153,418
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale argreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the condensed interim consolidated financial statements and in Note 36 of the audited consolidated financial statements in the Bank’s 2015 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at July 31, 2016, unencumbered liquid assets were $207 billion (October 31, 2015 – $201 billion). Securities including NHA mortgage-backed securities, comprised 64% of liquid assets (October 31, 2015 – 62%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans, was 36% (October 31, 2015 – 38%). The increase in liquid assets was mainly attributable to an increase in marketable securities.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at July 31, 2016. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

Scotiabank Third Quarter Report 2016    15

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at July 31, 2016
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$57,534	$–	$57,534	$–	$7,530	$50,004	$–
Deposits with financial institutions	12,240	–	12,240	–	122	12,118	–
Precious metals	10,243	–	10,243	–	144	10,099	–
Securities:
Canadian government obligations	40,686	16,718	57,404	29,559	–	27,845	–
Foreign government obligations	48,852	33,083	81,935	55,224	–	26,711	–
Other securities	57,614	61,593	119,207	72,370	–	46,837	–
Loans
NHA mortgage-backed securities(2)	33,769	–	33,769	2,816	–	30,953	–
Call and short loans	2,152	–	2,152	–	–	2,152	–
Total	$263,090	$111,394	$374,484	$159,969	$7,796	$206,719	$–

	As at October 31, 2015
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$63,228	$–	$63,228	$–	$8,700	$54,528	$–
Deposits with financial institutions	10,699	–	10,699	–	293	10,406	–
Precious metals	10,550	–	10,550	–	117	10,433	–
Securities:
Canadian government obligations	24,198	21,206	45,404	22,242	–	23,162	–
Foreign government obligations	39,525	29,989	69,514	44,547	–	24,967	–
Other securities	52,396	55,752	108,148	65,405	–	42,743	–
Loans
NHA mortgage-backed securities(2)	36,409	–	36,409	2,847	–	33,562	–
Call and short loans	1,352	–	1,352	–	–	1,352	–
Total	$238,357	$106,947	$345,304	$135,041	$9,110	$201,153	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	July 31 2016	October 31 2015
Bank of Nova Scotia (Parent)	$155,500	$154,830
Bank domestic subsidiaries	17,328	20,374
Bank foreign subsidiaries	33,891	25,949
Total	$206,719	$201,153

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (84%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

16    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at July 31, 2016
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$57,534	$–	$57,534	$–	$7,530	$50,004	$–
Deposits with financial institutions	12,240	–	12,240	–	122	12,118	–
Precious metals	10,243	–	10,243	–	144	10,099	–
Liquid securities:
Canadian government obligations	40,686	16,718	57,404	29,559	–	27,845	–
Foreign government obligations	48,852	33,083	81,935	55,224	–	26,711	–
Other liquid securities	57,614	61,593	119,207	72,370	–	46,837	–
Other securities	4,615	3,805	8,420	1,817	–	–	6,603
Loans classified as liquid assets:
NHA mortgage-backed securities	33,769	–	33,769	2,816	–	30,953	–
Call and short loans	2,152	–	2,152	–	–	2,152	–
Other loans	457,157	–	457,157	14,151	48,287	11,393	383,326
Other financial assets(4)	152,822	(85,253)	67,569	3,990	–	–	63,579
Non-financial assets	29,160	–	29,160	–	–	–	29,160
Total	$906,844	$29,946	$936,790	$179,927	$56,083	$218,112	$482,668

	As at October 31, 2015
($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$63,228	$–	$63,228	$–	$8,700	$54,528	$–
Deposits with financial institutions	10,699	–	10,699	–	293	10,406	–
Precious metals	10,550	–	10,550	–	117	10,433	–
Liquid securities:
Canadian government obligations	24,198	21,206	45,404	22,242	–	23,162	–
Foreign government obligations	39,525	29,989	69,514	44,547	–	24,967	–
Other liquid securities	52,396	55,752	108,148	65,405	–	42,743	–
Other securities	5,797	3,313	9,110	2,806	–	–	6,304
Loans classified as liquid assets:
NHA mortgage-backed securities	36,409	–	36,409	2,847	–	33,562	–
Call and short loans	1,352	–	1,352	–	–	1,352	–
Other loans	439,207	–	439,207	10,904	41,492	9,134	377,677
Other financial assets(4)	145,063	(80,907)	64,156	5,299	–	–	58,857
Non-financial assets	28,073	–	28,073	–	–	–	28,073
Total	$856,497	$29,353	$885,850	$154,050	$50,602	$210,287	$470,911
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of July 31, 2016 total encumbered assets of the Bank were $236 billion (October 31, 2015 – $205 billion). Of the remaining $701 billion (October 31, 2015 – $681 billion) of unencumbered assets, $218 billion (October 31, 2015 – $210 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, the Bank has to provide an additional $567 million or $680 million of collateral, respectively, to meet contractual derivative funding or margin requirements.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Regulatory developments relating to liquidity

The Net Stable Funding Ratio (NSFR) is expected to become a minimum standard in OSFI’s liquidity framework by November 1, 2017, following a consultation process with banks and the public. The NSFR is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding.

Scotiabank Third Quarter Report 2016    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30-day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s average LCR for the quarter ended July 31, 2016, based on month-end LCR calculations for May, June, and July.

For the quarter ended July 31, 2016 ($ millions)	Total unweighted value (Average)(1)		Total weighted value (Average)(2)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		*	$144,514

Cash outflows
Retail deposits and deposits from small business customers, of which:		$156,087	$10,591
Stable deposits		73,676	2,350
Less stable deposits		82,411	8,241
Unsecured wholesale funding, of which:		159,856	87,052
Operational deposits (all counterparties) and deposits in networks of cooperative banks		34,727	8,409
Non-operational deposits (all counterparties)		102,173	55,687
Unsecured debt		22,956	22,956
Secured wholesale funding		*	34,329
Additional requirements, of which:		172,517	47,516
Outflows related to derivative exposures and other collateral requirements		22,796	22,745
Outflows related to loss of funding on debt products		5,258	5,258
Credit and liquidity facilities		144,463	19,513
Other contractual funding obligations		3,408	1,485
Other contingent funding obligations(3)		438,270	7,492
Total cash outlfows	$	*	$188,465

Cash inflows
Secured lending (e.g. reverse repos)		$101,581	$34,393
Inflows from fully performing exposures		19,770	12,230
Other cash inflows		25,791	25,791
Total cash inflows		$147,142	$72,414
			Total adjusted value(4)

Total HQLA		*	$144,514
Total net cash outflows		*	$116,051
Liquidity coverage ratio (%)		*	125%
For the quarter ended April 30, 2016 ($ millions)			Total adjusted value(4)

Total HQLA			$137,419
Total net cash outflows			$113,517
Liquidity coverage ratio (%)			121%
*	Disclosure is not required under regulatory guideline.
(1)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(2)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(3)	Total unweighted values includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.
(4)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks, central bank reserves available to the Bank in times of stress and securities with a 0% risk weight, as defined under OSFI Capital Adequacy guidelines.

The increase in the Bank’s average LCR for the quarter ended July 31, 2016 versus the average for the previous quarter was attributable to normal business activity.

The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

18    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $260 billion as at July 31, 2016 (October 31, 2015 – $251 billion). The increase since October 31, 2015, was due primarily to personal deposits, internal capital generation and the issuance of NVCC subordinated debentures and preferred shares, net of redemptions. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 1 year) of $140 billion (October 31, 2015 – $137 billion). Longer-term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, is managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf and the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, unsecured personal lines of credit through the Hollis Receivables Term Trust II Shelf and retail credit card receivables through the Trillium Credit Card Trust II Shelf. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and SEC Registered Covered Bond Shelf. As well, the Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the UK Listing Authority and the Tokyo Pro-Bond Market. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

Scotiabank Third Quarter Report 2016    19

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding. The products are aligned to Enhanced Disclosure Task Force (EDTF) recommended categories for comparability with other banks. In the Consolidated Statement of Financial Position, unless separately disclosed, most sources are included in Business and Government Deposits.

Wholesale funding sources(1)

	As at July 31, 2016
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$3,594	$1,101	$294	$73	$83	$5,145	$7	$–	$–	$5,152
Bearer deposit notes, commercial paper and certificate of deposits	15,446	23,273	22,721	7,581	4,301	73,322	3,418	444	–	77,184
Asset-backed commercial paper(3)	2,764	4,785	1,037	–	–	8,586	–	–	–	8,586
Medium term notes and deposit notes	299	1,550	8,169	4,626	3,543	18,187	17,951	34,705	6,461	77,304
Asset-backed securities	–	500	451	12	33	996	1,418	1,043	409	3,866
Covered bonds	2,611	–	3,264	2,635	–	8,510	2,774	14,604	3,558	29,446
Mortgage securitization(4)	141	829	1,376	663	950	3,959	2,790	7,730	3,674	18,153
Subordinated debt(5)	55	42	50	8	1	156	–	105	8,520	8,781
Total wholesale funding sources	$24,910	$32,080	$37,362	$15,598	$8,911	$118,861	$28,358	$58,631	$22,622	$228,472

Of Which:
Unsecured funding	$19,394	$25,966	$31,234	$12,288	$7,928	$96,810	$21,376	$35,254	$14,981	$168,421
Secured funding	5,516	6,114	6,128	3,310	983	22,051	6,982	23,377	7,641	60,051

	As at October 31, 2015
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$3,553	$904	$343	$211	$122	$5,133	$88	$80	$–	$5,301
Bearer deposit notes, commercial paper and certificate of deposits	13,255	18,281	41,886	12,611	3,113	89,146	4,023	962	36	94,167
Asset-backed commercial paper(3)	1,720	3,920	1,648	–	–	7,288	–	–	–	7,288
Medium term notes and deposit notes	390	2,365	7,565	6,149	1,837	18,306	16,926	33,674	9,929	78,835
Asset-backed securities	–	1	–	1	500	502	661	1,042	440	2,645
Covered bonds	–	–	–	–	2,615	2,615	5,909	11,359	2,473	22,356
Mortgage securitization(4)	–	1,208	794	997	829	3,828	4,100	6,214	5,632	19,774
Subordinated debt(5)	19	59	64	3	6	151	–	20	6,626	6,797
Total wholesale funding sources	$18,937	$26,738	$52,300	$19,972	$9,022	$126,969	$31,707	$53,351	$25,136	$237,163

Of Which:
Unsecured funding	$17,217	$21,610	$49,858	$18,974	$5,078	$112,737	$21,037	$34,735	$16,591	$185,100
Secured funding	1,720	5,128	2,442	998	3,944	14,232	10,670	18,616	8,545	52,063
(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(5)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $207 billion as at July 31, 2016 (October 31, 2015 – $201 billion) were well in excess of wholesale funding sources which mature in the next 12 months.

20    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at July 31, 2016, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at July 31, 2016
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$60,711	$1,537	$243	$170	$802	$938	$430	$36	$15,150		$80,017
Trading assets	8,938	6,440	5,153	2,111	2,661	5,210	14,020	18,962	40,366		103,861
Financial instruments designated at fair value through profit or loss	–	–	–	–	–	212	16	–	–		228
Securities purchased under resale agreements and securities borrowed	68,705	16,050	4,168	2,403	940	–	–	–	–		92,266
Derivative financial instruments	2,987	2,093	1,777	903	895	2,911	9,795	22,629	–		43,990
Investment securities – available-for-sale	2,032	3,981	3,144	1,426	2,142	4,274	21,838	6,892	2,372		48,101
Investment securities – held-to-maturity	–	144	630	1,214	515	5,094	13,850	366	–		21,813
Loans	25,710	22,765	26,991	24,506	26,720	78,740	184,343	32,459	50,566		472,800
Residential mortgages	3,795	5,936	10,311	9,524	12,890	45,416	109,666	20,062	1,860	(1)	219,460
Personal and credit cards	2,898	1,917	3,452	2,718	3,020	9,857	20,644	5,903	47,653		98,062
Business and government	19,017	14,912	13,228	12,264	10,810	23,467	54,033	6,494	5,595	(2)	159,820
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,542)		(4,542)
Customers’ liabilities under acceptances	8,315	1,802	195	90	7	–	–	–	–		10,409
Other assets	–	–	–	–	–	–	–	–	33,359		33,359
Total assets	$177,398	$54,812	$42,301	$32,823	$34,682	$97,379	$244,292	$81,344	$141,813		$906,844

Liabilities and equity
Deposits	$73,917	$59,448	$59,779	$29,346	$20,838	$46,099	$74,924	$13,839	$253,154		$631,344
Personal	6,540	6,575	10,423	8,136	7,396	14,391	17,362	414	124,603		195,840
Non-personal	67,377	52,873	49,356	21,210	13,442	31,708	57,562	13,425	128,551		435,504
Financial instruments designated at fair value through profit or loss	34	–	–	–	–	94	1,051	464	–		1,643
Acceptances	8,315	1,802	195	90	7	–	–	–	–		10,409
Obligations related to securities sold short	54	110	247	254	55	1,813	5,388	7,559	5,389		20,869
Derivative financial instruments	2,759	2,295	2,040	1,106	1,138	3,251	10,068	23,771	–		46,428
Obligations related to securities sold under repurchase agreements and securities lent	83,451	7,077	3,320	6	136	–	–	–	–		93,990
Subordinated debentures	–	–	–	–	–	–	–	7,598	–		7,598
Other liabilities	429	722	356	244	192	1,872	2,650	3,643	29,151		39,259
Total equity	–	–	–	–	–	–	–	–	55,304		55,304
Total liabilities and equity	$168,959	$71,454	$65,937	$31,046	$22,366	$53,129	$94,081	$56,874	$342,998		$906,844

Off-balance sheet commitments
Operating leases	$28	$58	$85	$81	$79	$293	$625	$1,170	$–		$2,419
Credit commitments(3)	2,755	8,635	11,675	14,843	16,458	21,578	79,995	12,959	–		168,898
Financial guarantees(4)	–	–	–	–	–	–	–	–	35,210		35,210
Outsourcing obligations	19	38	53	49	49	198	164	–	1		571
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Scotiabank Third Quarter Report 2016    21

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2015
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$65,315	$1,367	$477	$593	$567	$593	$892	$7	$14,666		$84,477
Trading assets	6,595	6,148	4,580	3,467	1,177	6,599	12,665	19,759	38,150		99,140
Financial instruments designated at fair value through profit or loss	–	–	66	–	–	–	16	–	238		320
Securities purchased under resale agreements and securities borrowed	65,182	11,121	5,738	2,003	3,268	–	–	–	–		87,312
Derivative financial instruments	2,789	2,412	1,580	1,168	1,479	3,761	9,541	18,273	–		41,003
Investment securities – available-for-sale	1,292	2,215	3,941	2,059	2,136	7,423	16,185	4,291	3,023		42,565
Investment securities – held-to-maturity	–	–	65	–	4	111	463	8	–		651
Loans	25,763	24,120	27,190	23,976	24,561	71,989	181,600	32,772	46,657		458,628
Residential mortgages	3,120	5,695	11,584	11,690	11,570	43,088	108,597	20,366	1,788	(1)	217,498
Personal and credit cards	2,456	1,732	2,577	2,607	2,500	10,146	19,563	5,719	44,177		91,477
Business and government	20,187	16,693	13,029	9,679	10,491	18,755	53,440	6,687	4,889	(2)	153,850
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,197)		(4,197)
Customers’ liabilities under acceptances	7,987	2,120	146	37	6	–	–	–	–		10,296
Other assets	–	–	–	–	–	–	–	–	32,105		32,105
Total assets	$174,923	$49,503	$43,783	$33,303	$33,198	$90,476	$221,362	$75,110	$134,839		$856,497

Liabilities and equity
Deposits	$54,015	$50,230	$67,936	$33,177	$19,993	$50,181	$68,116	$17,118	$240,153		$600,919
Personal	6,506	7,960	8,938	8,303	7,186	15,762	16,646	326	118,417		190,044
Non-personal	47,509	42,270	58,998	24,874	12,807	34,419	51,470	16,792	121,736		410,875
Financial instruments designated at fair value through profit or loss	–	18	–	–	7	9	648	804	–		1,486
Acceptances	7,987	2,120	146	37	6	–	–	–	–		10,296
Obligations related to securities sold short	52	50	208	162	223	2,530	5,425	7,851	3,711		20,212
Derivative financial instruments	3,767	2,196	1,912	1,182	1,241	3,786	11,109	20,077	–		45,270
Obligations related to securities sold under repurchase agreements and securities lent	60,814	8,232	4,483	332	3,154	–	–	–	–		77,015
Subordinated debentures	–	–	–	–	–	–	–	6,182	–		6,182
Other liabilities	867	1,535	358	533	307	878	2,444	3,803	30,913		41,638
Total equity	–	–	–	–	–	–	–	–	53,479		53,479
Total liabilities and equity	$127,502	$64,381	$75,043	$35,423	$24,931	$57,384	$87,742	$55,835	$328,256		$856,497

Off-balance sheet commitments
Operating leases	$27	$57	$83	$81	$80	$285	$595	$546	$–		$1,754
Credit commitments(3)	6,633	6,588	16,985	16,264	18,052	20,335	76,660	4,878	5		166,400
Financial guarantees(4)	–	–	–	–	–	–	–	–	31,865		31,865
Outsourcing obligations	19	36	51	50	50	183	225	4	1		619
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Credit ratings

Credit ratings are one of the factors that affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

There have been no changes made to the Bank’s credit ratings during the quarter. On July 28, 2016, DBRS published a credit opinion on the Bank and on August 5, 2016, Moody’s published a semi-annual update. The Bank continues to have strong credit ratings and is rated AA by DBRS, Aa3 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P).

Fitch and S&P have a stable outlook on the Bank. Meanwhile, DBRS and Moody’s continue to maintain their negative outlook for all Canadian banks citing the uncertainty around the federal government’s proposed new bail-in regime for senior unsecured debt, to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

22    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial position

The Bank’s total assets as at July 31, 2016 were $907 billion, up $50 billion or 6% from October 31, 2015. Adjusting for the impact of foreign currency translation, total assets were up $59 billion or 7%.

Cash and deposits with financial institutions decreased $4 billion due primarily to lower balances with the U.S. Federal Reserve. Securities purchased under resale agreements and securities borrowed increased $5 billion.

Trading assets increased $5 billion or 5% from October 31, 2015, due primarily to an increase in trading securities from higher holdings of Canadian and U.S. government debt.

Investment securities increased $27 billion or 62% from October 31, 2015, due primarily to an increase in held-to-maturity securities. As of July 31, 2016, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges, was $88 million, a decrease of $179 million from October 31, 2015. The decrease was due mainly to realized gains on disposals.

Loans increased $14 billion or 3% from October 31, 2015. Residential mortgages increased $2 billion, mainly in Latin America. Personal and credit card loans rose $7 billion, due mainly to the acquisition of the credit card portfolio from JPMorgan Chase Bank, and organic growth in Canada and Latin America. Business and government loans were up $6 billion mainly in the United States and Canada.

Total liabilities were $852 billion as at July 31, 2016, up $49 billion or 6% from October 31, 2015.

Total deposits increased $30 billion. Personal deposits grew by $6 billion mainly in Canada and Latin America and business and government deposits increased by $12 billion primarily in Canada.

Total shareholders’ equity increased $1,825 million from October 31, 2015. This increase was driven by current year earnings less dividends paid of $2,683 million, the issuance of common shares of $192 million mainly through the Dividend Reinvestment Plan and the exercise of options, and an increase in preferred shares of $160 million. This was partially offset by a $924 million decrease in accumulated other comprehensive income due primarily to an increase in the net pension obligation from a lower rate environment, as well as, the repurchase and cancellation of approximately 1.5 million common shares for $80 million under the Normal Course Issuer Bid program.

Capital management

We continue to manage our capital in accordance with the capital management framework as described on pages 39 to 49 of the Bank’s 2015 Annual Report. In addition, we continue to monitor and prepare for new regulatory capital developments to ensure compliance with these requirements.

Regulatory capital requirements under Basel III

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy; Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. In addition to risk-based capital requirements, Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure. Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance. All non-common share capital instruments issued after December 31, 2012, are required to meet these NVCC requirements to qualify as regulatory capital.

To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional components to common equity. Non-qualifying non-common capital instruments are being phased-out over 10 years and the capital conservation buffer is being phased-in over 4 years. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: CET1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a 5 year period, beginning January 2014. In accordance with OSFI’s requirements, as at July 31, 2016, the CVA scalars for the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio were 0.64, 0.71 and 0.77, respectively, consistent with the scalars applied in 2015.

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital effective January 1, 2016, in line with the requirements for global systemically important banks.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada, effective the first quarter of 2015. Institutions are expected to maintain a material operating buffer above the 3% minimum.

Scotiabank Third Quarter Report 2016    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
	July 31 2016	April 30 2016	October 31 2015
($ millions)	All-in	All-in	All-in
Common Equity Tier 1 capital	$37,690	$35,911	$36,965
Tier 1 capital	42,264	40,759	41,366
Total regulatory capital	50,471	48,839	48,230
CET1 risk-weighted assets(1)	$357,657	$356,866	$357,995
Tier 1 risk-weighted assets(1)	358,177	357,389	358,780
Total risk-weighted assets(1)	358,622	357,837	359,453
Capital ratios (%):
Common Equity Tier 1 capital	10.5	10.1	10.3
Tier 1 capital ratio	11.8	11.4	11.5
Total capital ratio	14.1	13.6	13.4
Leverage:
Leverage exposures	$1,014,048	$1,005,103	$980,212
Leverage ratio (%)	4.2	4.1	4.2
(1)	CVA risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier 1 and Total capital ratios, respectively in 2016 (October 31, 2015 – scalars of 0.64, 0.71 and 0.77).

The Bank continues to maintain a strong capital position. The Bank’s Common Equity Tier 1 capital ratio of 10.5% increased from 10.1% last quarter, mainly due to strong internal capital generation.

As at July 31, 2016, the CET1, Tier 1, Total capital and Leverage ratios are well above Basel III all-in minimum requirements.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $37.7 billion, as at July 31, 2016 (April 30, 2016 – $35.9 billion), an increase of approximately $1.8 billion during the quarter, primarily from internal capital generation of $1.0 billion and the positive impact of foreign currency translation.

The Bank’s Tier 1 and Total capital ratios also benefited from the above changes offset by the redemption of $345 million of preferred shares.

Risk-weighted assets

CET1 risk-weighted assets increased by $0.8 billion or 0.2% during the quarter to $357.7 billion, primarily due to the impact of a weaker Canadian dollar of $5.9 billion, partly offset by lower, volume driven, credit and market risk risk-weighted assets.

Normal Course Issuer Bid

On May 29, 2015, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares, which represented approximately 2% of the Bank’s common shares issued and outstanding as of May 25, 2015. The bid ended on June 1, 2016. Under this bid, the Bank repurchased and cancelled approximately 9.5 million common shares at an average price of $58.94 per share.

On May 31, 2016, the Bank announced that OSFI and the TSX approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares, which represented approximately 1% of the Bank’s common shares issued and outstanding as of May 26, 2016. Purchases under the new bid were permitted to commence on June 2, 2016, and will end on the earlier of June 1, 2017, or the date on which the Bank completes its purchases. On a quarterly basis, the Bank will consult with OSFI prior to making purchases. Under this bid, the Bank has not repurchased any common shares.

During the nine months ended July 31, 2016, the Bank repurchased and cancelled approximately 1.5 million common shares at an average price of $52.34 per share (July 31, 2015 – 10.2 million common shares at an average price of $63.16 per share) for a total amount of approximately $80 million.

Common dividend

The Board of Directors, at its meeting on August 29, 2016, approved a dividend of 74 cents per share, an increase of 2 cents per share. This quarterly dividend is payable to shareholders of record as of October 4, 2016 on October 27, 2016.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 8. The methods of determining the fair value of financial instruments are detailed on page 151 of the Bank’s 2015 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an

24    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 76 of the Bank’s 2015 Annual Report).

Total derivative notional amounts were $4,099 billion as at July 31, 2016, compared to $4,300 billion as at April 30, 2016 and $5,019 billion as at October 31, 2015. The quarterly change was primarily due to a decline in interest rate contracts, partially offset by the positive impact of foreign currency translation. The total notional amount of over-the-counter derivatives was $3,828 billion (April 30, 2016 – $3,995 billion; October 31, 2015 – $4,694 billion), of which $2,287 billion were settled through central counterparties as at July 31, 2016 (April 30, 2016 – $2,473 billion; October 31, 2015 – $3,065 billion). The credit equivalent amount, after taking master netting arrangements into account, was $33.1 billion, compared to $32.3 billion at April 30, 2016. The increase from April 30, 2016, was largely due to the impact of foreign currency translation, partly offset by reduced volumes of interest rate forwards and futures as part of an effort to reduce risk with centralized clearing houses.

Securitizations

During the quarter, the Bank securitized a portion of its credit card receivables on a revolving basis through Trillium Credit Card Trust II (Trillium), a Bank-sponsored special purpose entity that is consolidated. Trillium issues Class A notes to third-party investors and subordinated notes to the Bank, and the proceeds of such issuance are used to purchase a co-ownership interest in the receivables originated by the Bank. Recourse of the note holders is limited to the purchased co-ownership interest. The sale of such co-ownership interest does not qualify for derecognition and therefore the receivables continue to be recognized on the Consolidated Statement of Financial Position. In June 2016, $1.2 billion of credit card receivables were securitized through Trillium. The subordinated notes issued by Trillium, held by the Bank, of $0.1 billion are eliminated on consolidation.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 53 of the Bank’s 2015 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations, and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 49 to 51 of the Bank’s 2015 Annual Report.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $5.3 billion as at July 31, 2016 (October 31, 2015 – $3.9 billion). As at July 31, 2016, total commercial paper outstanding for these conduits was $4.1 billion (October 31, 2015 – $2.5 billion). Funded assets purchased and held by these conduits as at July 31, 2016, as reflected at original cost, were $4.1 billion (October 31, 2015 – $2.5 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2015.

Other off-balance sheet arrangements

Overall guarantees and other indirect commitments remained stable compared to October 31, 2015. The increase in guarantees was primarily offset by a decrease in securities lending activities. Fees from guarantees and loan commitment arrangements recorded in non-interest income – banking were $146 million for the three months ended July 31, 2016, compared to $143 million in the previous quarter.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Bank continues to monitor these and other developments and is working to ensure business impacts, if any, are minimized.

Bank Recapitalization Regime

On June 22, 2016, the Federal Government passed legislation to implement a “bail-in” regime, in accordance with regulations to the Canada Deposit Insurance Corporation Act that have not yet been prescribed (the “CDIC Act Regulations”), for the largest six Canadian banks, including The Bank of Nova Scotia, designated as domestic systemically important banks (D-SIBs). The legislation aims to enhance the resolution toolkit for D-SIBs, including the framework for the conversion of certain eligible shares and liabilities of the D-SIB into common equity of the bank (or any of its affiliates) in the event the D-SIB becomes non-viable. This bail-in regime is aimed at ensuring that in the unlikely event of a failure of a D-SIB, it is the D-SIB’s shareholders and creditors that are responsible for the institution’s risks and not the taxpayers. The types of eligible shares and liabilities subject to the statutory conversion power will be set out in the CDIC Act Regulations, and while these regulations have not yet been prescribed, in its previous consultation paper, the Federal

Scotiabank Third Quarter Report 2016    25

MANAGEMENT’S DISCUSSION & ANALYSIS

Government had proposed that certain unsecured debt would be subject to the conversion power and customer deposits would be excluded. D-SIBs would also be subject to minimum loss absorbency requirements to ensure they can withstand significant losses and emerge from a conversion well capitalized, as well as comprehensive disclosure and reporting requirements. The regime would apply only to eligible shares and liabilities issued after the implementation of the proposed regime with no retroactive application to existing debt. The proposed “bail-in” regime has not yet been finalized, much of the detail will be set out in the CDIC Act Regulations, and timing for implementation has yet to be determined, but these proposed changes could adversely impact the Bank’s cost of funding.

Synthetic Equity Arrangement Rules

Proposed tax rules for synthetic equity arrangements, which impact the tax deductibility of Canadian dividends in certain circumstances, have been enacted. These rules are not expected to materially affect the Bank’s overall financial results.

Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry. These reforms impact every financial institution in the U.S. and many financial institutions that operate outside the U.S. Certain portions of the Dodd-Frank Act became effective immediately, and many are now effective following transition periods or final rulemakings, while the effectiveness of some other portions is still subject to final rulemakings by U.S. government agencies, or the expiration of transition periods.

The Bank is subject to a number of specific requirements, including, among other things, mandatory clearing, trade reporting and registration of OTC derivative trading activities, heightened capital liquidity and prudential standards, such as the enhanced prudential standards and early remediation requirements under Sections 165 and 166 of the Dodd-Frank Act, and restrictions on proprietary trading, private equity and hedge fund activities, commonly known as the Volcker Rule. The Bank continues to devote resources necessary to ensure that it implements the requirements in compliance with all applicable regulations under the Dodd-Frank Act. The Bank continually monitors developments to prepare for rulemakings that have the potential to impact its operations in the U.S. and elsewhere.

More recently, on April 13, 2016, the SEC adopted final rules requiring securities-based swap dealers (SBSDs) to establish a supervisory regime for their securities-based swaps activities, including designating a Chief Compliance Officer. The final rule also requires SBSDs to disclose risks, conflicts, and other material information about a swap to a counterparty, and ensure any recommendations made to a counterparty are suitable. Most recently, on July 14, 2016, the SEC adopted amendments and guidance related to rules regarding the regulatory reporting and public dissemination of security-based swap transactions, known as Regulation SBSR.

On May 31, 2016, the U.S. Commodity Futures Trading Commission (CFTC) issued a final rule establishing margin requirements for uncleared cross-border swaps (to the extent not already covered by its previously adopted uncleared swaps rules), and is expected to issue final rules on algorithmic trading by the end of 2016. The CFTC is also considering the adoption of final rules that would impose limits on the size of positions that may be entered into in certain derivatives contracts.

The Bank does not expect costs and restrictions associated with the new regulations to have a material impact on our financial results.

Over-The-Counter Derivatives Reform

In March 2015, the Basel Committee on Banking Supervision and the International Organization of Securities Commissions published a framework establishing minimum standards for margin requirements for non-centrally cleared derivatives for financial firms and systemically important non-financial entities (“BCBS Framework”). On February 29, 2016, the Office of the Superintendent of Financial Institutions (“OSFI”) issued the final version of Guideline E-22 to implement the BCBS Framework for federally regulated financial institutions. The Guideline is effective September 1, 2016 with compliance to be phased in over the next four years in accordance with the BCBS Framework, and the margin requirements are designed to be coordinated with the rules established in the U.S., the European Union and other relevant jurisdictions with respect to cross-border activities. The Bank expects to meet all obligations imposed by the Guideline as the relevant requirements come into effect.

The Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS)

FATCA is U.S. legislation designed to prevent U.S. taxpayers from using accounts held outside of the U.S. to evade taxes. FATCA and in some countries, related local regulations now require financial institutions to report annually on specified accounts held outside of the U.S. by U.S. taxpayers. This reporting is made available to the U.S. Internal Revenue Service either directly or through local regulatory agencies. Under an initiative known as Global FATCA, more than 100 OECD member countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a CRS. Implementation of the CRS commenced in January 2016 in countries that signed on as “early adopters.” More than 40 countries where the Bank has a presence have now signed on to the CRS, and 17 of these signed on as early adopters. Proposed legislation to implement the CRS in Canada was released by the Department of Finance on April 15, 2016, with additional proposals released on July 29, 2016. Under the guidance of an enterprise program office, dedicated project teams in each of the Bank’s business lines are working to meet all FATCA and CRS-related obligations worldwide while minimizing negative impact on the client experience.

The Bank will meet all obligations imposed under FATCA, CRS and other tax information exchange regimes, in accordance with local law.

United Kingdom’s Membership in the European Union (Brexit)

On June 23, 2016, the United Kingdom (UK) held a referendum to decide on its membership in the European Union. The resulting vote was to leave the European Union. There are a number of uncertainties in connection with the future of the UK and its relationship with the European Union, including the terms of the agreement it reaches in relation to its withdrawal from the European Union. The negotiation of the UK’s exit terms is likely to take a number of years. Until the terms and timing of the UK’s exit from the European Union are clearer, it is not possible to determine the longer term impact that the referendum, the UK’s departure from the European Union and/or any related matters may have on the Bank or its business. UK’s exit from the European Union may result in significant changes in law, which may include changes in statutory, tax and regulatory regimes in the UK and in Europe. Such changes may impact the Bank’s business, financial condition and results of operations and could adversely impact the Bank’s cost of funding in Europe. The Bank continually monitors developments to prepare for changes that have the potential to impact its operations in the UK and elsewhere in Europe.

26    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2015. Note 3 of the Bank’s consolidated financial statements in the 2015 Annual Report describes the Bank’s significant accounting policies.

Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2015 Annual Report, except as noted below, and the Bank is currently assessing the impact of adopting these:

Leases

On January 13, 2016, the IASB issued IFRS 16 Leases, which requires a lessee to recognize an asset for the right to use the leased item and a liability for the present value of its future lease payments. IFRS 16 will result in leases being recorded on the Bank’s balance sheet, including those currently classified as operating except for short-term leases and leases with low value of the underlying asset. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

IFRS 16 is effective for the Bank on November 1, 2019, with early adoption permitted. On transition there are practical expedients available whereby the Bank will not need to reassess whether a contract is, or contains a lease, or reassess the accounting of sale leaseback transactions recognized prior to the date of initial application.

A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

OSFI Guidelines

On June 21, 2016, OSFI issued revised accounting and disclosure guidelines for IFRS 9 Financial Instruments, that provide application guidance for federally regulated entities. The guidelines are effective for the Bank with the adoption of IFRS 9 on November 1, 2017.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the nine months ended July 31, 2016, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages  107 and 194 of the Bank’s 2015 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

Output remains on a moderate growth trajectory internationally. Historically low borrowing costs are providing ongoing support, as is relatively robust domestic spending in the U.S. However, structural adjustments in many countries, efforts to reduce overcapacity in many sectors, recurring natural disasters, and repeated geopolitical events such as ‘Brexit’, are reinforcing the globe’s continuing economic underperformance. Upcoming national elections and potential policy changes in a number of major countries, including the U.S., could add to caution.

Nonetheless, the U.S. economy should generate improved momentum after a weak first-half advance in real GDP. Stronger employment gains in both June and July are expected to underpin comparatively solid gains in consumer spending, home sales and residential construction. Production should rebound after a sizeable inventory correction, although soft order books and weak investment intentions attributable to the problems around the world should underscore lingering business caution. Canadian output growth is rebounding, paced by Alberta’s resumption in crude oil shipments and the rebuilding of Fort McMurray after the devastating wildfires in early May. Modest job gains are helping to support consumer purchases and housing-related activity, although the slowdown in non-commodity exports is a large drag on overall output.

In the aftermath of the ‘Brexit’ vote, growth expectations for the U.K. economy have been marked much lower, though officials are introducing more stimulative policies to limit the extent of the emerging weakness and the slide in sterling. The spreading fallout on the EU, alongside recurring concerns over Italy’s financial sector, is likely to keep the advance on the Continent in the slow lane of growth. Japanese output growth should remain quite minimal against the backdrop of a strengthening yen and limited new monetary and fiscal stimulus. The pace of growth throughout the rest of the Pacific Rim remains quite favourable, with more signs suggesting that China’s industrial activity has stabilized. Activity in the Pacific Alliance countries should benefit from the improving conditions in the U.S. and the economic rebound in Brazil, and a further strengthening in commodity prices.

Scotiabank Third Quarter Report 2016    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Business segment results are presented on a taxable equivalent basis, adjusted for the following

•	The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

•	For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Business segment income
Net interest income	$1,770	$1,718	$1,633	$5,226	$4,758
Non-interest income(1)	1,273	1,338	1,226	3,850	3,617
Total revenue	3,043	3,056	2,859	9,076	8,375
Provision for credit losses	217	204	173	615	507
Non-interest expenses	1,567	1,549	1,510	4,712	4,461
Income tax expense	329	326	313	967	900
Net income	$930	$977	$863	$2,782	$2,507
Net income attributable to non-controlling interest in subsidiaries	–	–	–	–	–
Net income attributable to equity holders of the Bank	$930	$977	$863	$2,782	$2,507
Other measures
Return on equity(2)	21.9%	23.1%	21.4%	21.9%	21.3%
Assets under administration ($ billions)(2)	$316	$310	$315	$316	$315
Assets under management ($ billions)(2)	$145	$137	$138	$145	$138
Average assets ($ billions)	$310	$307	$301	$308	$299
Average liabilities ($ billions)	$233	$231	$218	$231	$216
(1)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended July 31, 2016 – $20 (April 30, 2016 –$18 and July 31, 2015 – $17) and for the nine months ended July 31, 2016 – $53 (July 31, 2015 – $51).
(2)	Refer to Glossary on page 5.

Net income

Q3 2016 vs Q3 2015

Net income attributable to equity holders was $930 million, an increase of $67 million or 8%. An increase in the net interest margin, solid growth from assets and deposits, and the impact of the credit card portfolio acquired from JPMorgan Chase Bank (“the acquisition”) were partially offset by higher non-interest expenses and provision for credit losses.

Q3 2016 vs Q2 2016

Net income attributable to equity holders decreased $47 million or 5%. Adjusting for the gain on the sale of a non-core lease financing business (“the gain on sale”) last quarter, net income increased $53 million or 6%, mainly due to the impact of the longer quarter and growth in both assets and deposits, partly offset by higher non-interest expenses and provision for credit losses.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Net income attributable to equity holders increased $275 million or 11%. Adjusting for the gain on sale, net income increased $175 million or 7%.

Average assets

Q3 2016 vs Q3 2015

Average assets grew $9 billion or 3% to $310 billion. Adjusting for the impact of the Tangerine broker-originated and white label mortgage run-off portfolios, assets increased $13 billion or 4%. The growth included $6 billion or 8% in personal loans primarily in consumer auto lending and credit cards, $5 billion or 3% in residential mortgages, and $2 billion or 6% in business loans and acceptances.

Q3 2016 vs Q2 2016

Average assets rose $3 billion or 1%, due mainly to the growth of $2 billion or 1% in personal loans and residential mortgages, and $1 billion or 2% in business loans and acceptances.

28    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Average assets grew $9 billion or 3%. Adjusting for the impact of the Tangerine broker-originated and white label mortgage run-off portfolios, assets increased $14 billion or 5%. The growth included $6 billion or 9% in personal loans primarily in consumer auto lending and credit cards, $5 billion or 3% in residential mortgages, and $3 billion or 9% in business loans and acceptances.

Average liabilities

Q3 2016 vs Q3 2015

Average liabilities increased $15 billion or 7%, including strong growth of $8 billion or 14% in retail banking savings deposits and $2 billion or 9% in chequing accounts. As well, there was growth of $1 billion or 2% in small business and commercial banking business operating accounts and $4 billion or 27% in wealth management deposits. This was partially offset by a decline in lower margin GICs of $1 billion or 1%.

Q3 2016 vs Q2 2016

Average liabilities increased $2 billion or 1%, primarily driven by strong growth of $1 billion or 4% in retail banking chequing, $1 billion or 1% in savings accounts, and $1 billion or 2% in small business and commercial banking business operating accounts. Partially offsetting was a decline of $1 billion or 1% in lower margin GICs.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Average liabilities increased $15 billion or 7%, including strong growth of $9 billion or 15% in retail banking savings deposits and $2 billion or 10% in chequing accounts. As well there was growth of $2 billion or 4% in small business and commercial banking business operating accounts and $4 billion or 27% in wealth management deposits. Partially offsetting was a decline in lower margin GICs of $2 billion or 3%.

Assets under management (AUM) and assets under administration (AUA)

AUM of $145 billion increased $7 billion or 5% from the same quarter last year driven by market appreciation and net sales. AUM increased $8 billion or 6% from the previous quarter driven by market appreciation and net sales. AUA of $316 billion increased $1 billion from the same quarter last year driven by net sales offset by market depreciation. AUA increased $6 billion or 2% from the previous quarter driven by market appreciation and net sales.

Net interest income

Q3 2016 vs Q3 2015

Net interest income of $1,770 million was up $137 million or 8%. This was driven by a 13 basis point increase in the margin to 2.38% and strong growth in assets and deposits. Growth in higher margin credit cards, margin expansion in deposits, the run-off of lower spread Tangerine mortgages, and the acquisition contributed to the margin increase.

Q3 2016 vs Q2 2016

Net interest income increased $52 million or 3% due mainly to the impact of the longer quarter and growth in both assets and deposits.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Net interest income of $5,226 million was up $468 million or 10%. This was driven by a 15 basis point increase in the margin to 2.37%, strong growth in assets and deposits and the acquisition.

Non-interest income

Q3 2016 vs Q3 2015

Non-interest income of $1,273 million increased $47 million or 4% due primarily to growth in insurance and card revenues and other income, partly offset by lower mutual fund and brokerage revenues.

Q3 2016 vs Q2 2016

Non-interest income decreased $65 million or 5%. Adjusting for the gain on sale, non-interest income increased $51 million or 4% due primarily to higher mutual fund and brokerage revenues and card revenues.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Non-interest income of $3,850 million increased $233 million or 6%. Adjusting for the gain on sale, non-interest income increased $117 million or 3% due primarily to growth in insurance and card revenues, higher credit fees and other income.

Provision for credit losses

Q3 2016 vs Q3 2015

The provision for credit losses was $217 million, up $44 million, due primarily to higher provisions in the retail portfolio driven by growth in relatively higher-spread products, partly offset by higher acquisition-related benefits of $15 million. The provision for credit losses ratio was 29 basis points compared to 23 basis points.

Scotiabank Third Quarter Report 2016    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2016 vs Q2 2016

The provision for credit losses was up $13 million from $204 million due to higher provisions in the commercial portfolio and growth in relatively higher spread retail products. The provision for credit losses ratio was 29 basis points, up one basis point.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

The provision for credit losses was $615 million, up $108 million, driven by growth in higher spread retail products, partly offset by acquisition-related benefits of $48 million. The commercial portfolio also had higher provisions. The provision for credit losses ratio was 27 basis points, up four basis points.

Non-interest expenses

Q3 2016 vs Q3 2015

Non-interest expenses were $1,567 million, an increase of $57 million or 4%. Adjusting for the impact of the acquisition, non-interest expenses were up $27 million or 2%, primarily reflecting higher technology and project spending and salary increases, partially offset by benefits realized from cost reduction initiatives.

Q3 2016 vs Q2 2016

Non-interest expenses increased $18 million or 1%, reflecting the impact of the longer quarter, higher employee benefit costs and project spending, partially offset by the benefits realized from cost reduction initiatives.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Non-interest expenses were $4,712 million year-to-date, an increase of $251 million or 6%. Adjusting for the impact of the acquisition, non-interest expenses were up $147 million or 3%, primarily reflecting technology and project spending and salary increases, partially offset by benefits realized from cost reduction initiatives.

Taxes

The effective tax rate was 26.1% compared to 26.6% in the same quarter last year and 25.1% in the previous quarter. On a year-to-date basis, the effective tax rate decreased to 25.8% from 26.4% in the same period last year, due to the tax effect of the gain on sale last quarter.

International Banking	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Business segment income
Net interest income	$1,596	$1,590	$1,467	$4,744	$4,196
Non-interest income(1)	828	879	813	2,599	2,290
Total revenue	2,424	2,469	2,280	7,343	6,486
Provision for credit losses	316	380	293	987	844
Non-interest expenses	1,345	1,354	1,294	4,110	3,722
Income tax expense	174	174	156	535	432
Net income	$589	$561	$537	$1,711	$1,488
Net income attributable to non-controlling interest in subsidiaries	$62	$61	$52	$179	$139
Net income attributable to equity holders of the Bank	$527	$500	$485	$1,532	$1,349
Other measures
Return on equity(2)	12.8%	11.9%	13.3%	12.6%	12.9%
Average assets ($ billions)	$140	$145	$129	$143	$126
Average liabilities ($ billions)	$108	$112	$96	$109	$93
(1)	Includes income (on a taxable equivalent basis) from investments in associated corporation for the three months ended July 31, 2016 $110 (April 30, 2016 – $111 and July 31, 2015 – $144) and for the nine months ended July 31, 2016 $343 (July 31, 2015 – $364).
(2)	Refer to Glossary on page 5.

Net income

Q3 2016 vs Q3 2015

Net income attributable to equity holders of $527 million, an increase of $42 million or 9% with strong organic and acquisition-driven loan, deposit and fee growth, and positive operating leverage.

Q3 2016 vs Q2 2016

Net income attributable to equity holders was up 5% driven by lower provisions for credit losses and margin expansion, partly offset by lower securities gains and the negative impact of foreign currency translation.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Net income attributable to equity holders was $1,532 million, an increase of $183 million or 14%, driven by strong loan, deposit and fee growth in Latin America, contributions from acquisitions, and good expense management delivering positive operating leverage, and the positive impact of foreign currency translation, partly offset by higher provision for credit losses.

30    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Average assets

Q3 2016 vs Q3 2015

Average assets of $140 billion increased $11 billion or 8%, driven by acquisitions and strong retail and commercial loan growth, partly offset by the negative impact of foreign currency translation. Adjusting for the impact of foreign currency translation, retail and commercial loan growth was 12% and 10%, respectively. Growth in retail loans was driven by a 15% increase in Latin America and by a 7% increase in the Caribbean and Central America. Commercial loan growth reflected increases of 13% in Latin America and 2% in the Caribbean and Central America.

Q3 2016 vs Q2 2016

Average assets decreased 4% driven by the negative impact of foreign currency translation and a reduction in loan volumes, particularly commercial volumes, and Treasury assets. Adjusting for the impact of foreign currency translation, retail loan growth was flat, and commercial loans were down 3% with reductions in Latin America and in the Caribbean and Central America.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Average assets of $143 billion increased $17 billion or 13%, driven by acquisitions and strong retail and commercial loan growth, and the positive impact of foreign currency translation. Adjusting for the impact of foreign currency translation, retail and commercial loan growth was 13% and 12% respectively. Growth in retail loans was driven by a 17% increase in Latin America, with moderate growth of 6% in Caribbean and Central America. Commercial loan growth was driven entirely by an increase of 17% in Latin America.

Average liabilities

Q3 2016 vs Q3 2015

Average liabilities increased $12 billion to $108 billion driven by acquisitions, strong organic growth of 9% in retail deposits and 18% in commercial deposits, partly offset by the impact of foreign currency translation.

Q3 2016 vs Q2 2016

Average liabilities decreased $4 billion or 3%. Growth of 2% in commercial deposits, with steady retail deposits, was more than offset by the impact of foreign currency translation.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Average liabilities increased $16 billion to $109 billion driven by acquisitions and 9% growth in retail deposits, 21% growth in commercial deposits and the impact of foreign currency translation.

Net interest income

Q3 2016 vs Q3 2015

Net interest income rose $129 million or 9% to $1,596 million. This was due largely to acquisitions and strong volume growth, partly offset by the unfavourable impact of foreign currency translation. The net interest margin was relatively stable, up two basis points to 4.79%.

Q3 2016 vs Q2 2016

Net interest income rose $6 million. Adjusting for the unfavourable impact of foreign currency translation, net interest income rose 2% on an improved net interest margin. The net interest margin increased by 10 basis points to 4.79%, due to continued improvement in spreads in most countries within Latin America, and business mix with the decline in lower yielding lower risk assets.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Net interest income rose $548 million or 13% to $4,744 million. Adjusting for acquisitions and the unfavourable impact of foreign currency translation, net interest income rose 8% with strong asset growth, partly offset by a slightly lower margin. The net interest margin was down three basis points to 4.69%.

Non-interest income

Q3 2016 vs Q3 2015

Non-interest income increased $15 million or 2% to $828 million mainly driven by acquisitions, good fee growth, largely in banking and credit cards, and higher net investment securities gains, offset by lower contributions from associated corporations, particularly Thanachart Bank in Thailand and the negative impact of foreign currency translation.

Q3 2016 vs Q2 2016

Non-interest income decreased $51 million or 6% due partly to lower net investment securities gains and the negative impact of foreign currency translation.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Non-interest income increased $309 million or 13% to $2,599 million driven by acquisitions, higher fees particularly for banking transactions and credit cards, and the favourable impact of foreign exchange translation, partly offset by lower contributions from associated corporations.

Scotiabank Third Quarter Report 2016    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses

Q3 2016 vs Q3 2015

The provision for credit losses was $316 million, up $23 million, driven primarily by higher commercial provisions that were partly offset by acquisition-related benefits of $27 million. Retail provisions decreased slightly as lower provisions in Colombia and Mexico were partially offset by higher provisions in Peru and the Caribbean and Central America. The provision for credit losses ratio was 126 basis points compared to 127 basis points.

Q3 2016 vs Q2 2016

The provision for credit losses was $316 million, a decrease of $64 million, driven by lower commercial provisions in Colombia and Puerto Rico. The provision for credit losses ratio was 126 basis points compared to 150 basis points.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

The provision for credit losses was $987 million, up $143 million, driven by higher commercial provisions in Colombia, largely related to one account, as well as by provisions in Puerto Rico and Mexico, partly offset by acquisition-related benefits of $69 million. Retail provisions were mostly unchanged as higher provisions in Peru and the Caribbean and Central America region were offset by lower provisions in Mexico and Colombia. The provision for credit losses ratio was 130 basis points, up four basis points.

Non-interest expenses

Q3 2016 vs Q3 2015

Non-interest expenses increased by $51 million or 4% to $1,345 million compared to a year ago driven primarily by increased business volumes and inflationary increases. The impact of higher costs from acquisitions was largely offset by the positive impact of foreign currency translation.

Q3 2016 vs Q2 2016

Non-interest expenses were $9 million or 1% lower. Adjusting for the positive impact of foreign currency translation, expenses were up 1%.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Non-interest expenses of $4,110 million were $388 million or 10% higher. Adjusting for acquisitions and the positive impact of foreign currency translation, expenses were up 5% driven primarily by increased business volumes and inflationary increases.

Taxes

The effective tax rate was relatively stable at 22.7% compared to 22.5% in the same quarter last year, and decreased from 23.7% in the previous quarter due partly to higher tax benefits in Latin America this quarter.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

The effective tax rate increased to 23.8% compared to 22.5% in the same period last year due to lower tax benefits in Latin America.

Global Banking and Markets	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Business segment income
Net interest income	$337	$309	$272	$948	$798
Non-interest income	814	749	693	2,309	2,297
Total revenue	1,151	1,058	965	3,257	3,095
Provision for credit losses	38	118	14	210	40
Non-interest expenses	507	493	464	1,507	1,396
Income tax expense	185	124	112	430	431
Net income	$421	$323	$375	$1,110	$1,228
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$421	$323	$375	$1,110	$1,228
Other measures
Return on equity(1)	13.7%	10.0%	12.4%	11.7%	13.9%
Average assets ($ billions)	$341	$352	$335	$351	$343
Average liabilities ($ billions)	$264	$277	$232	$269	$239
(1)	Refer to Glossary on page 5.

Net income

Q3 2016 vs Q3 2015

Net income attributable to equity holders was $421 million, an increase of $46 million or 12%, driven mainly by higher contributions from fixed income, corporate banking, investment banking and precious metals as well as the positive impact of foreign currency translation. This was partly offset by a higher provision for credit losses and lower results in equities.

32    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2016 vs Q2 2016

Net income attributable to equity holders increased by $98 million or 30%. This was mainly due to stronger results in precious metals, fixed income and investment banking, and lower provision for credit losses.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Net income attributable to equity holders was $1,110 million, a decline of $118 million or 10% from the same period last year. Stronger results in the fixed income and commodities businesses and the positive impact of foreign currency translation were more than offset by higher provision for credit losses and lower results in equities.

Average assets

Q3 2016 vs Q3 2015

Average assets were $341 billion, an increase of $6 billion or 2%. Adjusting for the positive impact of foreign currency translation, assets declined by $1 billion. Increases in corporate loans and acceptances of $7 billion were more than offset by lower securities purchased under resale agreements and lower trading assets.

Q3 2016 vs Q2 2016

Average assets decreased by $11 billion or 3%. Adjusting for the impact of foreign currency translation, average assets decreased by $5 billion or 1%, due mainly to a reduction of $4 billion in derivative-related assets and lower securities purchased under resale agreements.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Average assets increased by $8 billion or 2% to $351 billion. Adjusting for the impact of foreign currency translation, average assets decreased by $10 billion or 3%, due primarily to a decrease of $12 billion in trading assets and $4 billion in securities purchased under resale agreements. This was partly offset by growth of $6 billion in corporate loans and acceptances.

Average liabilities

Q3 2016 vs Q3 2015

Average liabilities of $264 billion increased by $32 billion or 14%. Adjusting for the positive impact of foreign currency translation, average liabilities increased by $26 billion or 11%. This was mainly due to growth of $16 billion in deposits and $8 billion in capital markets liabilities.

Q3 2016 vs Q2 2016

Average liabilities decreased by $13 billion or 5%. Adjusting for the impact of foreign currency translation, average liabilities decreased by $17 billion or 6%. This was due to a reduction of $22 billion capital markets liabilities, partly offset by growth of $6 billion in deposits.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Average liabilities increased by $30 billion or 13%. Adjusting for the positive impact of foreign currency translation, average liabilities increased by $16 billion or 7%. This was due to growth of $9 billion in deposits and $7 billion in capital markets liabilities.

Net interest income

Q3 2016 vs Q3 2015

Net interest income of $337 million was up $65 million or 24%. This was due mainly to higher loan origination fees and higher lending volumes and deposits in Canada, the U.S. and Europe, which was partly offset by lower volumes in Asia. The net interest margin was 1.72%, which was 10 basis points higher than Q3 2015.

Q3 2016 vs Q2 2016

Net interest income was up $28 million or 9%. This was due mainly to higher loan origination fees, higher deposit interest, and increased lending volumes in Canada and Europe.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Net interest income was up $150 million or 19%. This was due mainly to increased deposit and lending volumes in the U.S., Canada and Europe, higher loan origination fees, and the positive impact of foreign currency translation.

Non-interest income

Q3 2016 vs Q3 2015

Non-interest income was $814 million, an increase of $121 million or 17%. This was mainly due to higher underwriting and advisory fees, stronger revenues in fixed income trading, and higher credit fees.

Q3 2016 vs Q2 2016

Non-interest income was up $65 million or 9%. This was mainly due to higher advisory and underwriting fees, and stronger credit fees.

Scotiabank Third Quarter Report 2016    33

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Non-interest income increased $12 million or 1%. Stronger fixed income and commodities trading revenues, as well as higher underwriting and advisory fees, were mainly offset by lower revenues in equities.

Provision for credit losses

Q3 2016 vs Q3 2015

The provision for credit losses was $38 million up from $14 million, due primarily to provisions on a small number of loans in the energy sector. The provision for credit losses ratio was 19 basis points compared to eight basis points.

Q3 2016 vs Q2 2016

The provision for credit losses was $38 million compared to $118 million. The decrease was due primarily to lower provisions in the energy sector. The provision for credit losses ratio was 19 basis points compared to 57 basis points.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

The provision for credit losses was $210 million, up from $40 million due to higher provisions in the energy sector. The provision for credit losses ratio was 34 basis points compared to eight basis points.

Non-interest expenses

Q3 2016 vs Q3 2015

Non-interest expenses of $507 million were up $43 million or 9% compared to the same quarter last year. This was due to higher technology and regulatory costs, as well as increased stock-based and performance-related compensation, partly offset by lower salaries.

Q3 2016 vs Q2 2016

Non-interest expenses increased $14 million or 3%. This was mainly driven by higher performance-related compensation costs and to a lesser extent by the impact of foreign currency translation and technology costs. This was partly offset by lower salaries and benefits.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Non-interest expenses increased $111 million or 8%. This was mainly driven by higher technology, compliance and regulatory costs, as well as the negative impact of foreign currency translation.

Taxes

The effective tax rate for the quarter was 30.5% compared to 27.7% last quarter and 23.0% in the prior year. The year-to-date effective tax rate was 27.9% compared to 26.0% in the prior year. The higher tax rates were mainly due to higher taxes in foreign jurisdictions in the current quarter as well as a lower level of tax-exempt dividend income.

Other(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Business segment income
Net interest income(2)	$(101)	$(99)	$(18)	$(279)	$(31)
Non-interest income(2)(3)	123	110	38	202	(1)
Total revenue	22	11	20	(77)	(32)
Provision for credit losses	–	50	–	50	–
Non-interest expenses(4)	86	421	66	561	176
Income tax expense(2)	(83)	(183)	(118)	(442)	(355)
Net income	$19	$(277)	$72	$(246)	$147
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders	$19	$(277)	$72	$(246)	$147
Other measures
Average assets ($ billions)	$117	$114	$95	$110	$86
Average liabilities ($ billions)	$249	$243	$262	$248	$255
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended July 31, 2016 – $50, (April 30, 2016 – $53, and July 31, 2015 – $108) and for the nine months ended July 31, 2016 – $252 and July 31, 2015 – $317 to arrive at the amounts reported in the Consolidated Statement of Income.
(3)	Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies of $(33), (April 30, 2016 – $(31) and July 31, 2015 – $(41)) and for the nine months ended July 31, 2016 – $(99) (July 31, 2015 – $(106)).
(4)	Includes restructuring charge of $378 recorded in Q2 2016.

34    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Q3 2016 vs Q3 2015

Net income attributable to equity holders was $19 million compared to $72 million. Lower contributions from asset/liability management activities and higher expenses were partly offset by a higher net gain on investment securities and lower taxes.

Q3 2016 vs Q2 2016

Net income attributable to equity holders was $19 million compared to $1 million, after adjusting for the restructuring charge of $378 million ($278 million after tax) last quarter. The increase was mainly due to the positive impact of foreign currency translation, an increase in the collective allowance on performing loans in the prior quarter, and lower taxes. This was partly offset by higher post-retirement benefit costs.

Year-to-date Q3 2016 vs Year-to-date Q3 2015

Net income attributable to equity holders was $32 million compared to $147 million, after adjusting for the restructuring charge of $378 million ($278 million after tax) in 2016. Lower contributions from asset/liability management activities and the increase in collective allowance on performing loans were partly offset by lower post-retirement benefit costs, the positive impact of foreign currency translation and higher net gains on investment securities.

Geographic Highlights	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Geographic segment income
Canada	$1,131	$1,187	$1,023	$3,315	$3,038
United States	148	35	156	311	467
Mexico	93	94	67	257	273
Peru	132	142	123	432	337
Chile	84	72	57	224	140
Colombia	52	–	52	87	128
Other international	338	368	370	1,078	1,045
Corporate adjustments	(19)	(314)	(1)	(347)	(58)
Net income	$1,959	$1,584	$1,847	$5,357	$5,370
Average assets ($ billions)
Canada	$530	$533	$498	$528	$500
United States	127	123	128	126	123
Mexico	25	28	25	27	25
Peru	22	24	21	23	20
Chile	20	20	17	20	17
Colombia	10	10	11	10	10
Other international	160	165	147	164	148
Corporate adjustments	14	15	13	14	11
Total	$908	$918	$860	$912	$854

Quarterly Financial Highlights

	For the three months ended
(Unaudited)	July 31 2016	April 30 2016	January 31 2016	October 31 2015	July 31 2015	April 30 2015	January 31 2015	October 31 2014
Total revenue ($ millions)	$6,640	$6,594	$6,365	$6,125	$6,124	$5,937	$5,863	$5,747
Net income ($ millions)	1,959	1,584	1,814	1,843	1,847	1,797	1,726	1,438
Basic earnings per share ($)	1.55	1.24	1.44	1.46	1.46	1.43	1.36	1.10
Diluted earnings per share ($)	1.54	1.23	1.43	1.45	1.45	1.42	1.35	1.10

Scotiabank Third Quarter Report 2016    35

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at July 31, 2016	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares(1)	$15,314	$0.72	–	1,204,679
Preferred shares
Preferred shares Series 15(2)	–	–	–	–
Preferred shares Series 16(3)	345	0.328125	5.25	13,800
Preferred shares Series 17(3)	230	0.350000	5.60	9,200
Preferred shares Series 18(3)(4)(5)	187	0.209375	3.35	7,498
Preferred shares Series 19(3)(4)(6)	158	0.157000	2.51	6,302
Preferred shares Series 20(3)(4)(7)	201	0.225625	3.61	8,039
Preferred shares Series 21(3)(4)(8)	149	0.135125	2.16	5,961
Preferred shares Series 22(3)(4)(9)	234	0.239375	3.83	9,377
Preferred shares Series 23(3)(4)(10)	66	0.146375	2.34	2,623
Preferred shares Series 30(3)(4)(11)	154	0.113750	1.82	6,143
Preferred shares Series 31(3)(4)(12)	111	0.091375	1.46	4,457
Preferred shares Series 32(3)(4)(13)	279	0.128938	2.06	11,162
Preferred shares Series 33(3)(4)(14)	130	0.112316	1.80	5,184
Preferred shares Series 34(3)(15)(16)	350	0.343750	5.50	14,000
Preferred shares Series 36(3)(15)(17)	500	0.508600	5.50	20,000
Trust securities	Amount ($ millions)	Distri- bution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(18a,c,d)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(18b,c,d)	650	39.01	7.802	650
NVCC Subordinated debentures			Amount ($ millions)	Interest Rate (%)
Subordinated debentures due March 2027			1,250	2.58
Subordinated debentures due December 2025			750	3.37
Subordinated debentures due December 2025			US 1,250	4.50
Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(19)				21,991
(1)	Dividends on common shares are paid quarterly. As at August 19, 2016, the number of outstanding common shares and options were 1,204,797 thousand and 21,872 thousand, respectively.
(2)	On July 27, 2016, the Bank redeemed all outstanding Non-cumulative Preferred shares Series 15 and paid a dividend of $0.281250 per share.
(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(4)	These preferred shares have conversion features (refer to Note 24 of the consolidated financial statements in the Bank’s 2015 Annual Report for further details).
(5)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(6)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly.
(7)	Subsequent to the initial five-year fixed rate period which ended on October 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(8)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.70%, multiplied by $25.00, which will be reset quarterly.
(9)	Subsequent to the initial five-year fixed rate period which ended on January 25, 2014, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(10)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.88%, multiplied by $25.00, which will be reset quarterly.
(11)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2015, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(12)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.00%, multiplied by $25.00, which will be reset quarterly.
(13)	Subsequent to the initial five-year fixed rate period which ended on February 1, 2016, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(14)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.34%, multiplied by $25.00, which will be reset quarterly.
(15)	These preferred shares contain NVCC provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. Refer to Note 11 of the condensed interim consolidated financial statements and below for further details.
(16)	Dividends, if and when declared, for the initial five-year period ending on April 25, 2021, will be payable in an amount of $0.34375 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.51%, multiplied by $25.00.
(17)	The initial dividend was paid on July 27, 2016 in an amount of $0.508600 per share. Dividends, if and when declared, for the initial five-year period ending on July 25, 2021, will be payable in an amount of $0.34375 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.72%, multiplied by $25.00.
(18)(a)

On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 24 in the Bank’s 2015 Annual Report]. Under the circumstances outlined in 18(c) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the

36    Scotiabank Third Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(18)(b)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in 18(c) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued Non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust.
(18)(c)	The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(18)(d)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Note 24 in the Bank’s 2015 Annual Report].
(19)	Included are 89,228 stock options with tandem stock appreciation rights (Tandem SAR) features.

NVCC provisions require the conversion of capital instruments into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, NVCC preferred shares Series 34, Series 35, Series 36, and Series 37, if outstanding, would be converted into common shares pursuant to an automatic conversion formula defined as 100% times the share value of $25.00 plus declared and unpaid dividends divided by the conversion price. NVCC subordinated debentures due March 30, 2027, December 8, 2025, and December 16, 2025, would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or, where applicable, the U.S. dollar equivalent of $5.00 (subject in each case to adjustments in certain events as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average). Based on the floor price, excluding the impact of accrued and unpaid interest (if any) and declared but unpaid dividends (if any), the maximum number of common shares issuable on conversion of the subordinated debentures and preferred shares would be 1,260 million common shares.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2015 Annual Report.

Scotiabank Third Quarter Report 2016    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	July 31 2016	April 30 2016	October 31 2015
Assets
Cash and deposits with financial institutions	5	$69,774	$61,215	$73,927
Precious metals		10,243	8,818	10,550
Trading assets
Securities		81,625	80,615	78,380
Loans		20,278	19,060	18,341
Other		1,958	1,692	2,419
		103,861	101,367	99,140
Financial instruments designated at fair value through profit or loss		228	210	320
Securities purchased under resale agreements and securities borrowed		92,266	104,022	87,312
Derivative financial instruments		43,990	42,318	41,003
Investment securities	6	69,914	66,640	43,216
Loans
Residential mortgages		219,460	216,507	217,498
Personal and credit cards		98,062	95,865	91,477
Business and government		159,820	158,875	153,850
		477,342	471,247	462,825
Allowance for credit losses	8(b)	4,542	4,402	4,197
		472,800	466,845	458,628
Other
Customers’ liability under acceptances		10,409	10,008	10,296
Property and equipment		2,441	2,317	2,286
Investments in associates	9	4,199	4,006	4,033
Goodwill and other intangible assets		11,693	11,541	11,449
Deferred tax assets		2,135	2,273	2,034
Other assets		12,891	13,381	12,303
		43,768	43,526	42,401
Total assets		$906,844	$894,961	$856,497
Liabilities
Deposits
Personal	10	$195,840	$192,870	$190,044
Business and government	10	387,099	374,272	375,144
Financial institutions	10	48,405	42,171	35,731
		631,344	609,313	600,919
Financial instruments designated at fair value through profit or loss		1,643	1,629	1,486
Other
Acceptances		10,409	10,008	10,296
Obligations related to securities sold short		20,869	22,351	20,212
Derivative financial instruments		46,428	47,308	45,270
Obligations related to securities sold under repurchase agreements and securities lent		93,990	102,392	77,015
Subordinated debentures	11	7,598	7,499	6,182
Other liabilities		39,259	40,635	41,638
		218,553	230,193	200,613
Total liabilities		851,540	841,135	803,018
Equity
Common equity
Common shares	11	15,314	15,194	15,141
Retained earnings		33,750	32,757	31,316
Accumulated other comprehensive income (loss)		1,531	825	2,455
Other reserves		166	171	173
Total common equity		50,761	48,947	49,085
Preferred shares	11	3,094	3,439	2,934
Total equity attributable to equity holders of the Bank		53,855	52,386	52,019
Non-controlling interests in subsidiaries		1,449	1,440	1,460
Total equity		55,304	53,826	53,479
Total liabilities and equity		$906,844	$894,961	$856,497

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

38    Scotiabank Third Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Revenue Interest income
Loans		$5,146	$5,031	$4,795	$15,199	$14,063
Securities		333	303	229	903	697
Securities purchased under resale agreements and securities borrowed		35	38	42	112	120
Deposits with financial institutions		106	101	77	295	220
		5,620	5,473	5,143	16,509	15,100
Interest expense
Deposits		1,750	1,675	1,491	5,007	4,562
Subordinated debentures		57	57	50	175	138
Other		211	223	248	688	679
		2,018	1,955	1,789	5,870	5,379
Net interest income		3,602	3,518	3,354	10,639	9,721
Non-interest income
Banking	16	918	889	859	2,712	2,487
Wealth management	16	818	800	837	2,445	2,460
Underwriting and other advisory		202	143	113	424	416
Non-trading foreign exchange		131	138	130	404	370
Trading revenues		381	354	248	1,026	908
Net gain on sale of investment securities		143	165	136	438	457
Net income from investments in associated corporations		97	98	120	297	309
Insurance underwriting income, net of claims		153	146	142	453	409
Other		195	343	185	761	387
		3,038	3,076	2,770	8,960	8,203
Total revenue		6,640	6,594	6,124	19,599	17,924
Provision for credit losses		571	752	480	1,862	1,391
		6,069	5,842	5,644	17,737	16,533
Non-interest expenses
Salaries and employee benefits		1,754	1,704	1,733	5,278	5,137
Premises and technology		548	545	530	1,638	1,522
Depreciation and amortization		173	169	144	501	427
Communications		106	113	108	331	324
Advertising and business development		152	139	148	433	408
Professional		169	161	144	479	387
Business and capital taxes		96	100	88	306	273
Other		507	886	439	1,924	1,277
		3,505	3,817	3,334	10,890	9,755
Income before taxes		2,564	2,025	2,310	6,847	6,778
Income tax expense		605	441	463	1,490	1,408
Net income		$1,959	$1,584	$1,847	$5,357	$5,370
Net income attributable to non-controlling interests in subsidiaries		62	61	52	179	139
Net income attributable to equity holders of the Bank		1,897	1,523	1,795	5,178	5,231
Preferred shareholders		37	34	28	99	88
Common shareholders		$1,860	$1,489	$1,767	$5,079	$5,143
Earnings per common share (in dollars)
Basic	17	$1.55	$1.24	$1.46	$4.22	$4.24
Diluted	17	$1.54	$1.23	$1.45	$4.20	$4.22

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2016    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Net income	$1,959	$1,584	$1,847	$5,357	$5,370
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	1,324	(4,032)	2,178	(562)	3,456
Net gains (losses) on hedges of net investments in foreign operations	(475)	1,512	(1,061)	134	(1,722)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	10	(36)	29	(9)	45
Net gains (losses) on hedges of net investments in foreign operations	(125)	400	(280)	36	(443)
	964	(2,884)	1,368	(455)	2,132
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	385	(34)	125	419	520
Reclassification of net (gains) losses to net income(1)	(339)	52	(264)	(598)	(790)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	101	(10)	41	114	137
Reclassification of net (gains) losses to net income	(87)	11	(84)	(164)	(235)
	32	17	(96)	(129)	(172)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	360	(1,254)	1,595	272	1,542
Reclassification of net (gains) losses(2)	(252)	1,605	(1,683)	328	(1,620)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	101	(326)	489	82	469
Reclassification of net (gains) losses	(72)	418	(513)	76	(491)
	79	259	(64)	442	(56)
Other comprehensive income from investments in associates	(7)	17	(23)	23	(6)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(528)	(34)	125	(1,162)	(335)
Income tax expense (benefit)	(141)	(8)	39	(307)	(83)
	(387)	(26)	86	(855)	(252)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(4)	(20)	8	(19)	8
Income tax expense (benefit)	(1)	(6)	2	(6)	2
	(3)	(14)	6	(13)	6
Other comprehensive income (loss) from investments in associates	–	–	–	(10)	1
Other comprehensive income (loss)	678	(2,631)	1,277	(997)	1,653
Comprehensive income (loss)	$2,637	$(1,047)	$3,124	$4,360	$7,023
Comprehensive income (loss) attributable to non-controlling interests	34	6	18	106	63
Comprehensive income (loss) attributable to equity holders of the Bank	2,603	(1,053)	3,106	4,254	6,960
Preferred shareholders	37	34	28	99	88
Common shareholders	$2,566	$(1,087)	$3,078	$4,155	$6,872
(1)	Includes amounts related to qualifying hedges.
(2)	For the quarter ended July 31, 2016, includes reclassification of $22 pre-tax to goodwill for acquisition-related cash flow hedges.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

40    Scotiabank Third Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

				Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)		Foreign currency translation	Available- for-sale securities	Cash flow hedges	Share from associates(2)	Employee benefits(2)	Own credit risk(2)		Other reserves(3)	Total common equity	Preferred shares	Total common and preferred equity	Non-controlling interests in subsidiaries		Total
Balance as at November 1, 2015	$15,141	$31,316		$2,633	$194	$7	$105	$(494)	$10		$173	$49,085	$2,934	$52,019	$1,460		$53,479
Net income	–	5,079		–	–	–	–	–	–		–	5,079	99	5,178	179		5,357
Other comprehensive income (loss)	–	–		(380)	(131)	442	12	(854)	(13)		–	(924)	–	(924)	(73)		(997)
Total comprehensive income	$–	$5,079		$(380)	$(131)	$442	$12	$(854)	$(13)		$–	$4,155	$99	$4,254	$106		$4,360
Shares issued	192	–		–	–	–	–	–	–		(14)	178	850	1,028	–		1,028
Shares repurchased/redeemed	(19)	(61)		–	–	–	–	–	–		–	(80)	(690)	(770)	–		(770)
Common dividends paid	–	(2,575)		–	–	–	–	–	–		–	(2,575)	–	(2,575)	–		(2,575)
Preferred dividends paid	–	–		–	–	–	–	–	–		–	–	(99)	(99)	–		(99)
Distributions to non-controlling interests	–	–		–	–	–	–	–	–		–	–	–	–	(105)		(105)
Share-based payments	–	–		–	–	–	–	–	–		7	7	–	7	–		7
Other	–	(9)		–	–	–	–	–	–		–	(9)	–	(9)	(12	)(4)	(21)
Balance as at July 31, 2016	$15,314	$33,750		$2,253	$63	$449	$117	$(1,348)	$(3)		$166	$50,761	$3,094	$53,855	$1,449		$55,304

Balance as at November 1, 2014	$15,231	$28,609		$700	$664	$(48)	$113	$(480)	$–		$176	$44,965	$2,934	$47,899	$1,312		$49,211
Net income	–	5,143		–	–	–	–	–	–		–	5,143	88	5,231	139		5,370
Other comprehensive income (loss)	–	–		2,209	(164)	(57)	(5)	(260)	6		–	1,729	–	1,729	(76)		1,653
Total comprehensive income	$–	$5,143		$2,209	$(164)	$(57)	$(5)	$(260)	$6		$–	$6,872	$88	$6,960	$63		$7,023
Shares issued	82	–		–	–	–	–	–	–		(12)	70	–	70	–		70
Shares repurchased/redeemed	(128)	(516)		–	–	–	–	–	–		–	(644)	–	(644)	–		(644)
Common dividends paid	–	(2,448)		–	–	–	–	–	–		–	(2,448)	–	(2,448)	–		(2,448)
Preferred dividends paid	–	–		–	–	–	–	–	–		–	–	(88)	(88)	–		(88)
Distributions to non-controlling interests	–	–		–	–	–	–	–	–		–	–	–	–	(74)		(74)
Share-based payments	–	–		–	–	–	–	–	–		12	12	–	12	–		12
Other	–	(148	)(5)	–	–	–	–	–	(5	)(5)	–	(153)	–	(153)	52	(4)	(101)
Balance as at July 31, 2015	$15,185	$30,640		$2,909	$500	$(105)	$108	$(740)	$ 1		$176	$48,674	$2,934	$51,608	$1,353		$52,961
(1)	Includes undistributed retained earnings of $62 (July 31, 2015 – $63) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts that will not be reclassified subsequently to net income. Share from associates $ nil (July 31, 2015 – $1) will not be reclassified subsequently to net income.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
(4)	Includes changes to non-controlling interests arising from business combinations and other.
(5)	Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152) and to reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss in 2015.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2016    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31 2016	July 31 2015	July 31 2016	July 31 2015
Cash flows from operating activities
Net income	$1,959	$1,847	$5,357	$5,370
Adjustment for:
Net interest income	(3,602)	(3,354)	(10,639)	(9,721)
Depreciation and amortization	173	144	501	427
Provision for credit losses	571	480	1,862	1,391
Equity-settled share-based payment expense	1	1	7	12
Net gain on sale of investment securities	(143)	(136)	(438)	(457)
Net gain on disposition of business	–	–	(116)	–
Net income from investments in associated corporations	(97)	(120)	(297)	(309)
Provision for income taxes	605	463	1,490	1,408
Changes in operating assets and liabilities:
Trading assets	(1,054)	13,742	(6,214)	16,064
Securities purchased under resale agreements and securities borrowed	13,442	15,615	(6,602)	13,892
Loans	(2,284)	(5,851)	(16,740)	(13,677)
Deposits	12,527	6,473	33,211	14,722
Obligations related to securities sold short	(1,445)	(578)	1,479	(4,939)
Obligations related to assets sold under repurchase agreements and securities lent	(10,222)	(16,485)	19,021	(18,466)
Net derivative financial instruments	(2,777)	(3,373)	(1,475)	(245)
Other, net	1,642	5,949	(71)	8,109
Dividends received	151	319	738	930
Interest received	5,547	4,959	15,619	14,299
Interest paid	(2,111)	(1,868)	(5,912)	(5,618)
Income tax paid	(642)	(441)	(1,518)	(1,633)
Net cash from/(used in) operating activities	12,241	17,786	29,263	21,559
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(6,537)	(16,456)	4,788	(17,088)
Purchase of investment securities	(20,062)	(9,138)	(78,135)	(33,374)
Proceeds from sale and maturity of investment securities	18,561	9,332	50,764	32,813
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	–	(701)	(1,050)	(701)
Property and equipment, net of disposals	(170)	(78)	(294)	(137)
Other, net	(269)	(283)	(125)	(647)
Net cash from/(used in) investing activities	(8,477)	(17,324)	(24,052)	(19,134)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	–	2,465	1,236
Redemption/repayment of subordinated debentures	(16)	(6)	(1,035)	(6)
Proceeds from common shares issued	120	32	192	79
Proceeds from preferred shares issued	–	–	850	–
Redemption of preferred shares	(345)	–	(690)	–
Common shares purchased for cancellation	–	(170)	(80)	(644)
Cash dividends paid	(904)	(851)	(2,674)	(2,536)
Distributions to non-controlling interests	(24)	(16)	(105)	(74)
Other, net	(2,253)	1,116	(3,264)	267
Net cash from/(used in) financing activities	(3,422)	105	(4,341)	(1,678)
Effect of exchange rate changes on cash and cash equivalents	96	236	(139)	344
Net change in cash and cash equivalents	438	803	731	1,091
Cash and cash equivalents at beginning of period(1)	7,017	6,116	6,724	5,828
Cash and cash equivalents at end of period(1)	$7,455	$6,919	$7,455	$6,919
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

42    Scotiabank Third Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE Q3 2016

Condensed Interim Consolidated Financial Statements (unaudited)

Page	Note
44	1.	Reporting entity

44	2.	Basis of preparation

44	3.	Significant accounting policies

44	4.	Future accounting developments

45	5.	Cash and deposits with financial institutions

45	6.	Investment securities

46	7.	Derecognition of financial assets

47	8.	Impaired loans and allowance for credit losses

50	9.	Investments in associates

50	10.	Deposits

51	11.	Capital and financing transactions

52	12.	Capital management

52	13.	Share-based payments

53	14.	Employee benefits

53	15.	Operating segments

55	16.	Non-interest income

55	17.	Earnings per share

56	18.	Financial instruments

63	19.	Business combinations and disposition

Scotiabank Third Quarter Report 2016    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2015.

The condensed interim consolidated financial statements for the quarter ended July 31, 2016 have been approved by the Board of Directors for issue on August 30, 2016.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2015. The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2015. Note 3 of the Bank’s consolidated financial statements in the 2015 Annual Report describes the Bank’s significant accounting policies.

4.	Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2015 Annual Report, except as noted below, and the Bank is currently assessing the impact of adopting these:

Leases

On January 13, 2016, the IASB issued IFRS 16 Leases, which requires a lessee to recognize an asset for the right to use the leased item and a liability for the present value of its future lease payments. IFRS 16 will result in leases being recorded on the Bank’s balance sheet, including those currently classified as operating except for short-term leases and leases with low value of the underlying asset. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

IFRS 16 is effective for the Bank on November 1, 2019, with early adoption permitted. On transition there are practical expedients available whereby the Bank will not need to reassess whether a contract is, or contains a lease, or reassess the accounting of sale leaseback transactions recognized prior to the date of initial application.

44    Scotiabank Third Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

OSFI Guidelines

On June 21, 2016, OSFI issued revised accounting and disclosure guidelines for IFRS 9 Financial Instruments, that provide application guidance for federally regulated entities. The guidelines are effective for the Bank with the adoption of IFRS 9 on November 1, 2017.

5.	Cash and deposits with financial institutions

	As at
($ millions)	July 31 2016	April 30 2016	October 31 2015
Cash and non-interest-bearing deposits with financial institutions	$7,455	$7,017	$6,724
Interest-bearing deposits with financial institutions	62,319	54,198	67,203
Total	$69,774	$61,215	$73,927

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $7,523 million (April 30, 2016 – $7,060 million, October 31, 2015 – $6,219 million).

6.	Investment securities

Investment securities include available-for-sale securities of $48,101 million (April 30, 2016 – $47,257 million; October 31, 2015 – $42,565 million) and held-to-maturity securities of $21,813 million (April 30, 2016 – $19,383 million; October 31, 2015 – $651 million).

a) An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at July 31, 2016
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,441	$346	$8	$12,779
Canadian provincial and municipal debt	3,090	41	2	3,129
U.S. treasury and other U.S. agency debt	9,822	78	–	9,900
Other foreign government debt	14,342	85	29	14,398
Other debt	5,456	72	6	5,522
Preferred shares	413	9	165	257
Common shares	1,876	279	39	2,116
Total available-for-sale securities	$47,440	$910	$249	$48,101

	As at April 30, 2016
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$10,736	$208	$15	$10,929
Canadian provincial and municipal debt	3,507	25	5	3,527
U.S. treasury and other U.S. agency debt	10,971	60	7	11,024
Other foreign government debt	14,520	55	40	14,535
Other debt	4,760	59	6	4,813
Preferred shares	411	5	165	251
Common shares	1,915	327	64	2,178
Total available-for-sale securities	$46,820	$739	$302	$47,257

	As at October 31, 2015
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$7,558	$202	$11	$7,749
Canadian provincial and municipal debt	3,685	25	4	3,706
U.S. treasury and other U.S. agency debt	9,806	29	7	9,828
Other foreign government debt	12,701	32	50	12,683
Other debt	5,531	58	12	5,577
Preferred shares	413	6	164	255
Common shares	2,104	706	43	2,767
Total available-for-sale securities	$41,798	$1,058	$291	$42,565

Scotiabank Third Quarter Report 2016    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The net unrealized gain on available-for-sale securities of $661 million (April 30, 2016 – $437 million, October 31, 2015 – $767 million) decreases to a net unrealized gain of $88 million (April 30, 2016 – $42 million, October 31, 2015 – $267 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

b) An analysis of the fair value and carrying value of held-to-maturity securities is presented below:

	Fair value as at			Carrying value as at
($ millions)	July 31 2016	April 30 2016	October 31 2015	July 31 2016	April 30 2016	October 31 2015
Canadian federal and provincial government issued or guaranteed debt	$6,139	$5,924	$74	$6,080	$5,911	$74
U.S. treasury and other U.S. agency debt	4,573	4,512	131	4,492	4,454	131
Other foreign government debt	2,816	1,695	189	2,797	1,686	184
Corporate debt	8,549	7,400	322	8,444	7,332	262
Total held-to-maturity securities	$22,077	$19,531	$716	$21,813	$19,383	$651

7.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, and/or to third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above programs does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	July 31 2016(1)	April 30 2016(1)	October 31 2015(1)
Assets
Carrying value of residential mortgage loans	$17,392	$17,503	$18,313
Other related assets(2)	3,228	3,477	3,296
Liabilities
Carrying value of associated liabilities	$19,861	$20,192	$20,816
(1)	The fair value of the transferred assets is $20,767 (April 30, 2016 – $21,083; October 31, 2015 – $21,728) and the fair value of the associated liabilities is $20,631 (April 30, 2016 – $20,802; October 31, 2015 – $21,416) for a net position of $136 (April 30, 2016 – $281; October 31, 2015 – $312).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of credit card receivables

During the quarter, the Bank securitized a portion of its credit card receivables on a revolving basis through Trillium Credit Card Trust II (Trillium), a Bank-sponsored structured entity.

As at July 31, 2016, $1.2 billion Class A notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. Trillium’s outstanding Class A notes are denominated in U.S. dollars. As at July 31, 2016, assets pledged in relation to these notes were credit card receivables denominated in Canadian dollars of $1.3 billion.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

46    Scotiabank Third Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	July 31 2016(1)	April 30 2016(1)	October 31 2015(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$84,337	$93,948	$67,052
Securities lending agreements	37,155	43,243	41,190
Total	121,492	137,191	108,242
Carrying value of associated liabilities(3)	$93,990	$102,392	$77,015
(1)	The fair value of transferred assets is $121,492 (April 30, 2016 – $137,191; October 31, 2015 – $108,242) and the fair value of the associated liabilities is $93,990 (April 30, 2016 – $102,392; October 31, 2015 – $77,015), for a net position of $27,502 (April 30, 2016 – $34,799; October 31, 2015 – $31,227).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

8.	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)(3)

	As at July 31, 2016
($ millions)	Gross impaired loans	Allowance for credit losses		Net
Residential mortgages	$1,701	$537	(4)	$1,164
Personal and credit cards	1,497	1,463	(4)	34
Business and government	2,148	855	(5)	1,293
Total	$5,346	$2,855		$2,491
By geography:
Canada				$463
United States				185
Mexico				97
Peru				243
Chile				250
Colombia				134
Other international				1,119
Total				$2,491

	As at
	April 30, 2016				October 31, 2015
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Gross impaired loans	Allowance for credit losses		Net
Residential mortgages	$1,678	$542	(4)	$1,136	$1,668	$529	(4)	$1,139
Personal and credit cards	1,390	1,384	(4)	6	1,332	1,327	(4)	5
Business and government	2,025	820	(5)	1,205	1,658	717	(5)	941
Total	$5,093	$2,746		$2,347	$4,658	$2,573		$2,085
By geography:
Canada				$487				$450
United States				101				5
Mexico				112				85
Peru				207				181
Chile				249				230
Colombia				135				121
Other international				1,056				1,013
Total				$2,347				$2,085
(1)	Interest income recognized on impaired loans during the three months ended July 31, 2016 was $5 (April 30, 2016 – $4; October 31, 2015 – $4).
(2)	Additional interest income of approximately $94 would have been recorded if the above loans had not been classified as impaired (April 30, 2016 – $89; October 31, 2015 – $87).
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico. For the loans where the guarantee has expired, the total amount of loans considered impaired is $96 (April 30, 2016 – $98; October 31, 2015 – $150).
(4)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.
(5)	Allowance for credit losses for business and government loans is individually assessed.

Scotiabank Third Quarter Report 2016    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Allowance for credit losses

	As at and for the nine months ended July 31, 2016
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency	Balance at end of period
Individual	$717	$(353)	$30	$480	$(19)	$855
Collective	3,260	(1,519)	360	1,376	(19)	3,458
Total before loans acquired under FDIC guarantee	3,977	(1,872)	390	1,856	(38)	4,313
Loans acquired under FDIC guarantee(1)	220	(9)	13	6	(1)	229
Total allowances	$4,197	$(1,881)	$403	$1,862	$(39)	$4,542

	As at and for the six months ended April 30, 2016
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period
Individual	$717	$(253)	$20	$365	$(29)	$820
Collective	3,260	(982)	232	929	(71)	3,368
Total before loans acquired under FDIC guarantee	3,977	(1,235)	252	1,294	(100)	4,188
Loans acquired under FDIC guarantee(1)	220	(3)	9	(3)	(9)	214
Total allowances	$4,197	$(1,238)	$261	$1,291	$(109)	$4,402

	As at and for the twelve months ended October 31, 2015
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$614	$(320)	$52	$255	$116	$717
Collective	2,856	(1,908)	377	1,721	214	3,260
Total before loans acquired under FDIC guarantee	3,470	(2,228)	429	1,976	330	3,977
Loans acquired under FDIC guarantee(1)	171	(2)	56	(34)	29	220
Total allowances	$3,641	$(2,230)	$485	$1,942	$359	$4,197

Represented by:

	As at
($ millions)	July 31 2016	April 30 2016	October 31 2015
Allowance against impaired loans	$2,855	$2,746	$2,573
Allowance against performing loans(2)	1,458	1,442	1,404
Total before loans acquired under FDIC guarantee	4,313	4,188	3,977
Loans acquired under FDIC guarantee(1)	229	214	220
	$4,542	$4,402	$4,197
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance against performing loans is attributable to business and government loans $684 (April 30, 2016 – $669; October 31, 2015 – $644) with the remainder allocated to personal and credit card loans $646 (April 30, 2016 – $647; October 31, 2015 – $614) and residential mortgages $128 (April 30, 2016 – $126; October 31, 2015 – $146).

48    Scotiabank Third Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c)	Loans acquired under FDIC guarantee

	As at July 31, 2016
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$363	$1,961	$2,324
Fair value adjustments	132	(234)	(102)
Net carrying value	495	1,727	2,222
Allowance for credit losses	(160)	(69)	(229)
	$335	$1,658	$1,993

	As at April 30, 2016
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$361	$1,940	$2,301
Fair value adjustments	132	(244)	(112)
Net carrying value	493	1,696	2,189
Allowance for credit losses	(155)	(59)	(214)
	$338	$1,637	$1,975

	As at October 31, 2015
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$417	$2,136	$2,553
Fair value adjustments	136	(291)	(155)
Net carrying value	553	1,845	2,398
Allowance for credit losses	(160)	(60)	(220)
	$393	$1,785	$2,178

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under these agreements, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. During 2015, the FDIC guarantee on non-single family loans expired while the guarantee for single family home loans will expire in April 2020.

As at July 31, 2016, the carrying value of loans acquired under the FDIC guarantee was $2.0 billion (April 30, 2016 – $2.0 billion; October 31, 2015 – $2.2 billion) and the carrying value of loans for which claims for losses expired was $335 million (April 30, 2016 – $338 million; October 31, 2015 – $393 million). A net receivable of $151 million (April 30, 2016 – $143 million; October 31, 2015 – $218 million) from the FDIC is included in Other assets in the Consolidated Statement of Financial Position.

(d)	Loans past due but not impaired(1)

	As at July 31, 2016(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,335	$668	$117	$2,120
Personal and credit cards	767	420	84	1,271
Business and government	121	31	162	314
Total	$2,223	$1,119	$363	$3,705

	As at April 30, 2016(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,263	$445	$120	$1,828
Personal and credit cards	740	406	82	1,228
Business and government	192	65	277	534
Total	$2,195	$916	$479	$3,590

	As at October 31, 2015(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,256	$453	$127	$1,836
Personal and credit cards	677	360	56	1,093
Business and government	172	73	338	583
Total	$2,105	$886	$521	$3,512
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

Scotiabank Third Quarter Report 2016    49

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					July 31 2016	April 30 2016	October 31 2015
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	June 30, 2016	$2,540	$2,397	$2,415
Canadian Tire’s Financial Services business (CTFS)(2)	Canada	Financial Services	20.0%	June 30, 2016	537	527	538
Bank of Xi’an Co. Ltd.	China	Banking	19.9%	June 30, 2016	644	618	610
Maduro & Curiel’s Bank N.V.(3)	Curacao	Banking	48.1%	June 30, 2016	270	254	264
Banco del Caribe(4)	Venezuela	Banking	26.6%	June 30, 2016	20	23	30
(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.
(3)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of July 31, 2016 these reserves amounted to $62 (April 30, 2016 – $60; October 31, 2015 – $61).
(4)	As at July 31, 2016, the Bank’s total net investment in Banco del Caribe, along with monetary assets, comprising of cash and dividend receivable was translated at the DICOM exchange rate of 1 USD to 639 VEF (which replaced the SIMADI exchange rate) (April 30, 2016 – 1 USD to 372 VEF; October 31, 2015 – SIMADI rate of 1 USD to 198 VEF).

10.	Deposits

	As at
	July 31, 2016						April 30 2016	October 31 2015
	Payable on demand(1)		Payable after notice(2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date(3)	Total	Total	Total
Personal	$10,158	$6,092	$108,353		$71,237	$195,840	$192,870	$190,044
Business and government	68,880	21,310	30,551		266,358	387,099	374,272	375,144
Financial institutions	2,864	2,384	2,562		40,595	48,405	42,171	35,731
	$81,902	$29,786	$141,466	(4)	$378,190	$631,344	$609,313	$600,919
Recorded in:
Canada	$69,994	$16,337	$109,525		$242,395	$438,251	$420,368	$409,415
United States	4,944	399	6,658		52,749	64,750	69,840	79,015
United Kingdom	–	–	546		20,577	21,123	17,390	14,547
Mexico	–	4,009	4,479		6,889	15,377	15,733	15,794
Peru	2,236	496	3,731		8,199	14,662	14,440	14,727
Chile	38	1,657	71		8,993	10,759	9,224	7,940
Colombia	94	525	2,637		3,560	6,816	6,953	6,825
Other International	4,596	6,363	13,819		34,828	59,606	55,365	52,656
Total(5)	$81,902	$29,786	$141,466		$378,190	$631,344	$609,313	$600,919
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $133 (April 30, 2016 – $125; October 31, 2015 – $120) of non-interest-bearing deposits.
(5)	Deposits denominated in U.S. dollars amount to $241,990 (April 30, 2016 – $224,346; October 31, 2015 – $227,320), deposits denominated in Mexican pesos amount to $13,772 (April 30, 2016 – $13,827; October 31, 2015 – $14,034) and deposits denominated in other foreign currencies amount to $74,757 (April 30, 2016 – $72,077; October 31, 2015 – $66,860).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at July 31, 2016	$38,847	$32,712	$27,602	$94,271	$13,326	$206,758
As at April 30, 2016	$31,247	$20,125	$38,643	$88,926	$16,006	$194,947
As at October 31, 2015	$24,170	$18,890	$27,219	$90,927	$17,231	$178,437
(1)	The majority of foreign term deposits are in excess of $100,000.

50    Scotiabank Third Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Capital and financing transactions

Covered bonds

Prior Quarters

The Bank issued covered bonds of GBP 400 million (due January 14, 2019), EUR 1,500 million (due January 21, 2019), EUR 750 million (due March 10, 2023) and US$2,500 million (due April 26, 2021) under its Global Registered Covered Bond Program.

Subordinated debentures

Prior Quarters

On January 22, 2016, the Bank redeemed all outstanding 6.65% subordinated debentures due January 22, 2021 for 100% of their principal amount of $1 billion, plus accrued interest to the redemption date.

On December 16, 2015, the Bank issued US$1,250 million subordinated debentures due December 16, 2025. Interest will be payable semi-annually at a rate of 4.5% per annum. The debentures contain non-viability contingent capital (NVCC) provisions necessary for the debentures to qualify as Tier 2 regulatory capital under Basel III.

On December 8, 2015, the Bank issued $750 million subordinated debentures due December 8, 2025. The debentures are redeemable on or after December 8, 2020. Interest will be payable semi-annually at a rate of 3.367% per annum until December 8, 2020 and thereafter payable quarterly until December 8, 2025 at the 90 day Bankers’ Acceptance rate plus 2.19%. The debentures contain non-viability contingent capital (NVCC) provisions necessary for the debentures to qualify as Tier 2 regulatory capital under Basel III.

For details on NVCC provisions of subordinated debentures, refer to Note 21 of the Bank’s consolidated financial statements in the 2015 Annual Report.

Common shares

Normal Course Issuer Bid

On May 29, 2015, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares, which represents approximately 2% of the Bank’s common shares issued and outstanding as of May 25, 2015. The bid ended on June 1, 2016. Under this bid, the Bank repurchased and cancelled approximately 9.5 million common shares at an average price of $58.94 per share.

On May 31, 2016, the Bank announced that OSFI and the TSX approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares, which represents approximately 1% of the Bank’s common shares issued and outstanding as of May 26, 2016. Purchases under the new bid were permitted to commence on June 2, 2016, and will end on the earlier of June 1, 2017, or the date on which the Bank completes its purchases. On a quarterly basis, the Bank will consult with OSFI prior to making purchases. Under this bid, the Bank has not repurchased any common shares.

During the nine months ended July 31, 2016, the Bank repurchased and cancelled approximately 1.5 million common shares at an average price of $52.34 per share (July 31, 2015 – 10.2 million common shares at an average price of $63.16 per share) for a total amount of approximately $80 million.

Preferred shares

Current Quarter

On July 27, 2016, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 15 of $345 million at a price equal to $25.00 per share, together with all declared and unpaid dividends.

Prior Quarters

On April 27, 2016, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 14 of $345 million at a price equal to $25.00 per share, together with all declared and unpaid dividends.

On March 14, 2016, the Bank issued 20 million Non-cumulative 5-Year Rate Reset Preferred Shares Series 36 for $500 million, which contain NVCC provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. Holders of the Series 36 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of the Series 37 Non-Cumulative Floating Rate Preferred Shares effective July 26, 2021, and on July 26 every five years thereafter. With regulatory approval, the Series 36 Preferred Shares may be redeemed by the Bank for cash over specific time periods. The Series 36 Preferred Shares have been determined to be compound instruments that have both equity and liability features. On the date of issuance, the Bank has presented them as equity.

On December 17, 2015, the Bank issued 14 million Non-cumulative 5-Year Rate Reset Preferred Shares Series 34 for $350 million, which contain NVCC provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. Holders of the Series 34 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of the Series 35 Non-Cumulative Floating Rate Preferred Shares effective April 26, 2021, and on April 26 every five years thereafter. With regulatory approval, the Series 34 Preferred Shares may be redeemed by the Bank for cash over specific time periods. The Series 34 Preferred Shares have been determined to be compound instruments that have both equity and liability features. On the date of issuance, the Bank has presented them as equity.

Scotiabank Third Quarter Report 2016    51

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12.	Capital management

Regulatory Capital and Capital Ratios

As outlined within Note 25 to the audited consolidated financial statements in the Bank’s 2015 Annual Report, the primary regulator over the Bank’s consolidated capital adequacy is the Office of the Superintendent of Financial Institutions, Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS). OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital effective January 1, 2016, in line with the requirements for global systemically important banks.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the former Assets-to-Capital Multiple (ACM), effective the first quarter of 2015. Institutions are expected to maintain a material operating buffer above the 3% minimum.

The Bank’s regulatory capital and leverage position were as follows:

	As at
	July 31, 2016		April 30, 2016		October 31, 2015
($ millions)	All-in	Transitional	All-in	Transitional	All-in	Transitional
Capital
Common Equity Tier 1 capital	$37,690	$43,696	$35,911	$41,801	$36,965	$44,811
Net Tier 1 capital	$42,264	$45,041	$40,759	$43,425	$41,366	$44,811
Total regulatory capital	$50,471	$53,091	$48,839	$51,327	$48,230	$51,501
Risk-weighted assets used in calculation of capital ratios(1)
CET1 risk-weighted assets	$357,657	$362,358	$356,866	$361,678	$357,995	$364,824
Tier 1 risk-weighted assets	$358,177	$362,358	$357,389	$361,678	$358,780	$364,824
Total risk-weighted assets	$358,622	$362,358	$357,837	$361,678	$359,453	$364,824
Capital ratios
Common Equity Tier 1 capital ratio	10.5%	12.1%	10.1%	11.6%	10.3%	12.3%
Tier 1 capital ratio	11.8%	12.4%	11.4%	12.0%	11.5%	12.3%
Total capital ratio	14.1%	14.7%	13.6%	14.2%	13.4%	14.1%
Leverage
Leverage exposures	$1,014,048	$1,016,572	$1,005,103	$1,007,540	$980,212	$983,318
Leverage ratio	4.2%	4.4%	4.1%	4.3%	4.2%	4.6%
(1)	In accordance with OSFI’s requirements, scalars for CVA risk-weighted assets of 0.64, 0.71 and 0.77 (0.64, 0.71 and 0.77 as at April 30, 2016 and October 31, 2015) were used to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

The Bank substantially exceeded the OSFI capital targets as at July 31, 2016. OSFI has prescribed an authorized leverage ratio and the Bank was above the regulatory minimum as at July 31, 2016.

13.	Share-based payments

During the first quarter, the Bank granted 1,263,582 options with an exercise price of $60.67 per option and a weighted average fair value of $5.27 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $1 million and $7 million for the three months and nine months ended July 31, 2016, respectively (July 31, 2015 – $1 million and $12 million) as a result of equity-classified share-based payment expense.

52    Scotiabank Third Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	July 31 2016	April 30 2016	July 31 2015	July 31 2016		April 30 2016		July 31 2015
Defined benefit service cost	$68	$60	$67		$8		$(60)		$11
Interest on net defined benefit (asset) liability	2	2	5		12		14		15
Other	3	3	2		2		1		(3)
Defined benefit expense	$73	$65	$74		$22		$(45)		$23
Defined contribution expense	$7	$8	$6	$	n/a	$	n/a	$	n/a
Increase (decrease) in other comprehensive income related to employee benefits(2)	$(472)	$14	$87		$(56)		$(48)		$38

	For the nine months ended
($ millions)	Pension plans		Other benefit plans
	July 31 2016	July 31 2015	July 31 2016		July 31 2015
Defined benefit service cost	$201	$219		$(47)		$34
Interest on net defined benefit (asset) liability	6	15		40		45
Other	9	6		4		(3)
Defined benefit expense	$216	$240		$(3)		$76
Defined contribution expense	$24	$20	$	n/a	$	n/a
Decrease in other comprehensive income related to employee benefits(2)	$(1,027)	$(310)		$(135)		$(25)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

15.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2015 Annual Report. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
–	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended July 31, 2016
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income	$1,770	$1,596	$337	$(101)	$3,602
Non-interest income(2)	1,273	828	814	123	3,038
Total revenues	3,043	2,424	1,151	22	6,640
Provision for credit losses	217	316	38	–	571
Non-interest expenses	1,567	1,345	507	86	3,505
Provision for income taxes	329	174	185	(83)	605
Net income	$930	$589	$421	$19	$1,959
Net income attributable to non-controlling interests in subsidiaries	$–	$62	$–	$–	$62
Net income attributable to equity holders of the Bank	$930	$527	$421	$19	$1,897
Average assets ($ billions)	$310	$140	$341	$117	$908
Average liabilities ($ billions)	$233	$108	$264	$249	$854
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $50 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $20; International Banking – $110 and Other – $(33).

Scotiabank Third Quarter Report 2016    53

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended April 30, 2016
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income	$1,718	$1,590	$309	$(99)	$3,518
Non-interest income(2)	1,338	879	749	110	3,076
Total revenues	3,056	2,469	1,058	11	6,594
Provision for credit losses	204	380	118	50	752
Non-interest expenses(3)	1,549	1,354	493	421	3,817
Provision for income taxes	326	174	124	(183)	441
Net income	$977	$561	$323	$(277)	$1,584
Net income attributable to non-controlling interests in subsidiaries	$–	$61	$–	$–	$61
Net income attributable to equity holders of the Bank	$977	$500	$323	$(277)	$1,523
Average assets ($ billions)	$307	$145	$352	$114	$918
Average liabilities ($ billions)	$231	$112	$277	$243	$863
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $53 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $18; International Banking – $111 and Other– $(31).
(3)	Other segment includes restructuring charge of $378.

	For the three months ended July 31, 2015
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income	$1,633	$1,467	$272	$(18)	$3,354
Non-interest income(2)	1,226	813	693	38	2,770
Total revenues	2,859	2,280	965	20	6,124
Provision for credit losses	173	293	14	–	480
Non-interest expenses	1,510	1,294	464	66	3,334
Provision for income taxes	313	156	112	(118)	463
Net income	$863	$537	$375	$72	$1,847
Net income attributable to non-controlling interests in subsidiaries	$–	$52	$–	$–	$52
Net income attributable to equity holders of the Bank	$863	$485	$375	$72	$1,795
Average assets ($ billions)	$301	$129	$335	$95	$860
Average liabilities ($ billions)	$218	$96	$232	$262	$808
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $108 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $17; International Banking – $144 and Other – $(41).

	For the nine months ended July 31, 2016
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income	$5,226	$4,744	$948	$(279)	$10,639
Non-interest income(2)	3,850	2,599	2,309	202	8,960
Total revenues	9,076	7,343	3,257	(77)	19,599
Provision for credit losses	615	987	210	50	1,862
Non-interest expenses	4,712	4,110	1,507	561	10,890
Provision for income taxes	967	535	430	(442)	1,490
Net income	$2,782	$1,711	$1,110	$(246)	$5,357
Net income attributable to non-controlling interests in subsidiaries	$–	$179	$–	$–	$179
Net income attributable to equity holders of the Bank	$2,782	$1,532	$1,110	$(246)	$5,178
Average assets ($ billions)	$308	$143	$351	$110	$912
Average liabilities ($ billions)	$231	$109	$269	$248	$857
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $252 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $53; International Banking – $343 and Other – $(99).

54    Scotiabank Third Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended July 31, 2015
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income	$4,758	$4,196	$798	$(31)	$9,721
Non-interest income(2)	3,617	2,290	2,297	(1)	8,203
Total revenues	8,375	6,486	3,095	(32)	17,924
Provision for credit losses	507	844	40	–	1,391
Non-interest expenses	4,461	3,722	1,396	176	9,755
Provision for income taxes	900	432	431	(355)	1,408
Net income	$2,507	$1,488	$1,228	$147	$5,370
Net income attributable to non-controlling interests in subsidiaries	$–	$139	$–	$–	$139
Net income attributable to equity holders of the Bank	$2,507	$1,349	$1,228	$147	$5,231
Average assets ($ billions)	$299	$126	$343	$86	$854
Average liabilities ($ billions)	$216	$93	$239	$255	$803
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $317 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $51; International Banking – $364 and Other – $(106).

16.	Non-interest income

The following table presents details of banking revenues and wealth management revenues in non-interest income.

	For the three months ended			For the nine months ended
($ millions)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Banking
Card revenues	$345	$330	$281	$1,004	$803
Deposit and payment services	318	313	315	957	923
Credit fees	294	277	269	856	782
Other	106	105	109	312	289
	1,063	1,025	974	3,129	2,797
Banking fee related expenses	145	136	115	417	310
Total banking revenues	$918	$889	$859	$2,712	$2,487
Wealth management
Mutual funds	$406	$393	$415	$1,211	$1,213
Brokerage fees	248	245	255	748	756
Investment management and trust	164	162	167	486	491
Total wealth management revenues	$818	$800	$837	$2,445	$2,460

17.	Earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Basic earnings per common share
Net income attributable to common shareholders	$1,860	$1,489	$1,767	$5,079	$5,143
Weighted average number of common shares outstanding (millions)	1,203	1,203	1,210	1,203	1,212
Basic earnings per common share(1) (in dollars)	$1.55	$1.24	$1.46	$4.22	$4.24
Diluted earnings per common share
Net income attributable to common shareholders	$1,860	$1,489	$1,767	$5,079	$5,143
Adjustments to net income due to share-based payment options and others(2)	19	25	24	66	56
Net income attributable to common shareholders (diluted)	$1,879	$1,514	$1,791	$5,145	$5,199
Weighted average number of common shares outstanding (millions)	1,203	1,203	1,210	1,203	1,212
Adjustments to average shares due to share-based payment options and others(2) (millions)	19	25	21	22	20
Weighted average number of diluted common shares outstanding (millions)	1,222	1,228	1,231	1,225	1,232
Diluted earnings per common share(1) (in dollars)	$1.54	$1.23	$1.45	$4.20	$4.22
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain tandem stock appreciation rights and options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

Scotiabank Third Quarter Report 2016    55

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2015.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	July 31, 2016			April 30 2016	October 31 2015
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail(2)
Drawn(3)	$358,600	$57,141	$415,741	$407,515	$367,774
Undrawn commitments	68,655	4,694	73,349	69,743	72,434
Other exposures(4)	99,200	2,861	102,061	100,739	105,581
Total non-retail	$526,455	$64,696	$591,151	$577,997	$545,789
Retail
Drawn(5)	$146,358	$59,772	$206,130	$198,406	$217,785
Undrawn commitments	35,508	–	35,508	34,819	31,048
Total retail	$181,866	$59,772	$241,638	$233,225	$248,833
Total	$708,321	$124,468	$832,789	$811,222	$794,622
(1)	After credit risk mitigation and excludes available-for-sale equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and debt investment securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2015.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of July 31, 2016, 59% (April 30, 2016 – 62%; October 31, 2015 – 49%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 50% (April 30, 2016 – 51%; October 31, 2015 – 53%).

Retail standardized portfolio

The retail standardized portfolio of $60 billion as at July 31, 2016 (April 30, 2016 – $58 billion; October 31, 2015 – $54 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin America. Of the total standardized retail exposures, $29 billion (April 30, 2016 – $28 billion; October 31, 2015 – $28 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

56    Scotiabank Third Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Non-trading interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	July 31, 2016						April 30, 2016		July 31, 2015
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+100 bps	$(26)	$16	$(10)	$(149)	$(547)	$(696)	$44	$(599)	$202	$(537)
-100 bps(1)	7	(5)	2	(97)	609	512	(13)	496	(60)	462
+200 bps	$(52)	$32	$(20)	$(419)	$(1,040)	$(1,459)	$90	$(1,260)	$406	$(1,125)
-200 bps(1)	7	(8)	(1)	(476)	1,013	537	(16)	461	(71)	428
(1)	Corresponding with the current low interest rate environment; the annual income sensitivity for CAD, US, EUR, and GBP exposures are measured using a 25 basis points decline.

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at July 31, 2016, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $63 million (April 30, 2016 – $59 million; July 31, 2015 – $57 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at July 31, 2016, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $319 million (April 30, 2016 – $313 million; July 31, 2015 – $306 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 6.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	July 31, 2016			July 31 2016	April 30 2016	July 31 2015
($ millions)	Average	High	Low
Credit spread plus interest rate	$9.6	$11.5	$8.2	$9.0	$7.9	$12.1
Credit spread	7.7	9.4	6.6	7.2	7.7	8.5
Interest rate	7.0	8.4	5.1	6.9	5.8	5.4
Equities	2.5	5.4	1.4	1.4	2.3	2.6
Foreign exchange	1.2	2.7	0.8	1.1	1.1	1.0
Commodities	2.7	3.8	2.1	3.3	2.2	3.3
Debt specific	5.1	5.6	4.4	4.5	5.1	5.7
Diversification effect	(10.1)	n/a	n/a	(8.8)	(8.8)	(11.8)
Total VaR	$11.0	$13.6	$9.8	$10.4	$9.7	$12.8
Total Stressed VaR	$29.3	$33.0	$25.2	$25.3	$28.3	$22.3

Scotiabank Third Quarter Report 2016    57

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain financial instruments at fair value through profit or loss. These include:

•	certain investments and loans, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives; and

•	certain deposit note liabilities containing extension and equity linked features that are economically hedged with derivatives and managed on a fair value basis.

For assets designated at fair value through profit or loss, changes in fair value are recognized in net income. For liabilities designated at fair value through profit or loss, changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income, unless doing so would create or increase an accounting mismatch. All other changes in fair value are recognized in net income.

For deposit note liabilities designated at fair value through profit or loss, presenting changes in fair value due to changes in the Bank’s own credit risk in other comprehensive income would not create or increase an accounting mismatch in net income since the Bank does not currently hedge its own credit risk.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate. The change in fair value attributable to change in credit risk is determined by the change in the cumulative fair value adjustment due to own credit risk.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value			Cumulative change in fair value(1)
	As at			For the three months ended			As at
($ millions)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	April 30 2016	July 31 2015	July 31 2016	April 30 2016	July 31 2015
Assets
Investment securities(2)	$16	$15	$126	$–	$–	$ –	$ 11	$11	$ 12
Loans(3)	212	195	–	17	(14)	–	15	(2)	–
Liabilities
Deposit note liabilities(4)	1,643	1,629	1,376	(48)	(123)	(53)	49	94	63
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)	Changes in fair value are recorded in non-interest income – trading.
(4)	Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Term deposits
($ millions)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Change in fair value for the three month period due to changes in own credit risk (1)	Cumulative changes in fair value due to changes in own credit risk	(1)(2)
As at July 31, 2016	$ 1,692	$1,643	$ 49	$ (4)	$ (4)
As at April 30, 2016	1,723	1,629	94	(20)	–
As at July 31, 2015	1,439	1,376	63	8	3
(1)	Amounts are recorded as a gain (loss) in other comprehensive income.
(2)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2015 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

58    Scotiabank Third Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the fair values of financial instruments of the Bank. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	July 31, 2016			April 30, 2016			October 31, 2015
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$69,774	$69,774	$–	$61,215	$61,215	$–	$73,927	$73,927	$–
Trading assets	103,861	103,861	–	101,367	101,367	–	99,140	99,140	–
Financial instruments designated at fair value through profit or loss	228	228	–	210	210	–	320	320	–
Securities purchased under resale agreements and securities borrowed	92,266	92,266	–	104,022	104,022	–	87,312	87,312	–
Derivative financial instruments	43,990	43,990	–	42,318	42,318	–	41,003	41,003	–
Investment securities – available-for-sale	48,101	48,101	–	47,257	47,257	–	42,565	42,565	–
Investment securities – held-to-maturity	22,077	21,813	264	19,531	19,383	148	716	651	65
Loans	477,461	472,800	4,661	471,090	466,845	4,245	463,047	458,628	4,419
Customers’ liability under acceptances	10,409	10,409	–	10,008	10,008	–	10,296	10,296	–
Other financial assets	9,309	9,309	–	8,734	8,734	–	9,024	9,024	–
Liabilities:
Deposits	633,867	631,344	(2,523)	611,010	609,313	(1,697)	602,606	600,919	(1,687)
Financial instruments designated at fair value through profit or loss	1,643	1,643	–	1,629	1,629	–	1,486	1,486	–
Acceptances	10,409	10,409	–	10,008	10,008	–	10,296	10,296	–
Obligations related to securities sold short	20,869	20,869	–	22,351	22,351	–	20,212	20,212	–
Derivative financial instruments	46,428	46,428	–	47,308	47,308	–	45,270	45,270	–
Obligations related to securities sold under repurchase agreements and securities lent	93,990	93,990	–	102,392	102,392	–	77,015	77,015	–
Subordinated debentures	7,761	7,598	(163)	7,559	7,499	(60)	6,234	6,182	(52)
Other financial liabilities	24,185	23,820	(365)	23,480	23,195	(285)	25,778	25,443	(335)

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

Scotiabank Third Quarter Report 2016    59

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	July 31, 2016				April 30, 2016
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$10,243	$–	$10,243	$–	$8,818	$–	$8,818
Trading assets
Loans	–	20,278	–	20,278	–	19,060	–	19,060
Canadian federal government and government guaranteed debt	8,355	–	–	8,355	9,684	–	–	9,684
Canadian provincial and municipal debt	–	8,495	–	8,495	–	5,294	–	5,294
US treasury and other US agencies’ debt	8,737	–	–	8,737	8,060	–	–	8,060
Other foreign governments’ debt	6,089	1,815	–	7,904	8,457	2,203	–	10,660
Corporate and other debt	75	9,623	35	9,733	100	11,705	34	11,839
Income funds	96	839	1,163	2,098	109	1,002	1,139	2,250
Equity securities	36,129	170	4	36,303	32,709	115	4	32,828
Other(2)	1,958	–	–	1,958	1,692	–	–	1,692
	$61,439	$51,463	$1,202	$114,104	$60,811	$48,197	$1,177	$110,185

Financial assets designated at fair value through profit or loss	$16	$212	$–	$228	$15	$195	$–	$210
Investment securities(3)
Canadian federal government and government guaranteed debt	10,790	1,989	–	12,779	9,101	1,828	–	10,929
Canadian provincial and municipal debt	927	2,202	–	3,129	902	2,625	–	3,527
US treasury and other US agencies’ debt	9,789	111	–	9,900	10,917	107	–	11,024
Other foreign governments’ debt	6,155	7,831	412	14,398	6,790	7,319	426	14,535
Corporate and other debt	691	4,099	113	4,903	636	3,737	106	4,479
Mortgage-backed securities	125	479	15	619	127	191	16	334
Equity securities	1,699	230	444	2,373	1,458	248	723	2,429
	$30,176	$16,941	$984	$48,101	$29,931	$16,055	$1,271	$47,257

Derivative financial instruments
Interest rate contracts	$–	$18,414	$70	$18,484	$–	$15,387	$39	$15,426
Foreign exchange and gold contracts	12	20,767	–	20,779	–	21,815	–	21,815
Equity contracts	287	1,553	220	2,060	176	1,594	216	1,986
Credit contracts	–	473	–	473	–	623	–	623
Commodity contracts	849	1,345	–	2,194	839	1,629	–	2,468
	$1,148	$42,552	$290	$43,990	$1,015	$41,048	$255	$42,318

Liabilities:
Deposits(4)	$–	$4	$1,141	$1,145	$–	$(88)	$1,119	$1,031

Financial liabilities designated at fair value through profit or loss	$–	$1,643	$–	$1,643	$–	$1,629	$–	$1,629

Obligations related to securities sold short	$18,048	$2,821	$–	$20,869	$18,978	$3,373	$–	$22,351

Derivative financial instruments
Interest rate contracts	$–	$16,915	$154	$17,069	$–	$14,254	$147	$14,401
Foreign exchange and gold contracts	5	21,449	–	21,454	4	24,485	–	24,489
Equity contracts	332	2,306	179	2,817	226	2,463	194	2,883
Credit contracts	–	1,763	1	1,764	–	1,645	2	1,647
Commodity contracts	793	2,531	–	3,324	822	3,066	–	3,888
	$1,130	$44,964	$334	$46,428	$1,052	$45,913	$343	$47,308
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $21,813 (April 30, 2016 – $19,383).
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

60    Scotiabank Third Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2015
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$10,550	$–	$10,550
Trading assets
Loans	–	18,341	–	18,341
Canadian federal government and government guaranteed debt	7,295	–	–	7,295
Canadian provincial and municipal debt	–	5,281	–	5,281
US treasury and other US agencies’ debt	5,313	368	–	5,681
Other foreign governments’ debt	9,512	1,515	–	11,027
Corporate and other debt	163	13,162	67	13,392
Income funds	93	1,728	1,218	3,039
Equity securities	32,553	107	5	32,665
Other(2)	2,419	–	–	2,419
	$57,348	$51,052	$1,290	$109,690

Financial assets designated at fair value through profit or loss	$16	$279	$25	$320
Investment securities(3)
Canadian federal government and government guaranteed debt	5,752	1,997	–	7,749
Canadian provincial and municipal debt	1,085	2,621	–	3,706
US treasury and other US agencies’ debt	9,678	150	–	9,828
Other foreign governments’ debt	6,003	6,233	447	12,683
Corporate and other debt	921	4,212	137	5,270
Mortgage-backed securities	97	187	23	307
Equity securities	1,665	224	1,133	3,022
	$25,201	$15,624	$1,740	$42,565

Derivative financial instruments
Interest rate contracts	$–	$14,584	$36	$14,620
Foreign exchange and gold contracts	1	19,741	–	19,742
Equity contracts	173	2,032	102	2,307
Credit contracts	–	850	–	850
Commodity contracts	1,656	1,828	–	3,484
	$1,830	$39,035	$138	$41,003

Liabilities:
Deposits(4)	$–	$43	$1,192	$1,235

Financial liabilities designated at fair value through profit or loss	$–	$1,486	$–	$1,486

Obligations related to securities sold short	$17,073	$3,139	$–	$20,212

Derivative financial instruments
Interest rate contracts	$–	$13,443	$81	$13,524
Foreign exchange and gold contracts	3	21,470	–	21,473
Equity contracts	233	2,172	170	2,575
Credit contracts	–	2,542	12	2,554
Commodity contracts	1,201	3,943	–	5,144
	$1,437	$43,570	$263	$45,270
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $651.
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Non-recurring fair value measurements

There were no non-recurring fair value measurements at July 31, 2016, April 30, 2016 and October 31, 2015.

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 in the fair value hierarchy comprise certain illiquid government bonds, highly-structured corporate bonds, mortgage-backed securities, illiquid investments in private equity securities, income funds, complex derivatives, and embedded derivatives in structured deposit notes.

Scotiabank Third Quarter Report 2016    61

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended July 31, 2016.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at July 31, 2016
($ millions)	Fair value, beginning of the quarter	Gain/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI (2)	Purchases/ Issuances	Sales/ Settlements	Transfers into / out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held	(3)
Trading assets(4)
Corporate and other debt	$34	$1	$–	$–	$–	$–	$35	$1
Income funds	1,139	24	–	–	–	–	1,163	24	(5)
Equity securities	4	–	–	–	–	–	4	–
	1,177	25	–	–	–	–	1,202	25
Investment securities
Other foreign governments’ debt	426	2	–	136	(152)	–	412	–
Corporate and other debt	106	2	7	–	(2)	–	113	–
Mortgage-backed securities	16	–	(1)	–	–	–	15	–
Equity securities	723	76	(69)	18	(304)	–	444	–
	1,271	80	(63)	154	(458)	–	984	–
Derivative financial instruments – assets
Interest rate contracts	39	30	–	2	(1)	–	70	30
Equity contracts	216	5	–	9	(6)	(4)	220	5	(6)
Derivative financial instruments – liabilities
Interest rate contracts	(147)	38	–	(46)	1	–	(154)	38
Equity contracts	(194)	(21)	–	(4)	21	19	(179)	(17	)(6)
Credit contracts	(2)	1	–	–	–	–	(1)	1
	(88)	53	–	(39)	15	15	(44)	57
Deposits(7)	(1,119)	(22)	–	–	–	–	(1,141)	(22	)(5)
Total	$1,241	$136	$(63)	$115	$(443)	$15	$1,001	$60
(1)	Gains and losses on trading assets and all derivative financial instruments are included in trading revenues in the Consolidated Statement of Income. Gains and losses on disposal of investment securities are included in net gain on sale of investment securities in the Consolidated Statement of Income.
(2)	Gains and losses from fair value changes of investment securities are presented in the net change in unrealized gains (losses) on available-for-sale securities in the Consolidated Statement of Comprehensive Income.
(3)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(4)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(5)	The unrealized gains on income fund units are mostly offset by the mark-to-market changes in an equity-linked deposit note and certain other derivative instruments in structured transactions. Both gains and offsetting losses are included in trading revenues in the Consolidated Statement of Income.
(6)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(7)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2016 and October 31, 2015:

	As at April 30, 2016
($ millions)	Fair value, beginning of quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of quarter
Trading assets(2)	$1,370	$(158)	$–	$–	$(35)	$–	$1,177
Investment securities	1,797	74	(217)	182	(565)	–	1,271
Derivative financial instruments	(276)	(19)	–	(46)	268	(15)	(88)
Deposits(3)	(1,276)	157	–	–	–	–	(1,119)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

62    Scotiabank Third Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2015
($ millions)	Fair value, beginning of quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of quarter
Trading assets(2)	$1,330	$(15)	$–	$1	$(1)	$–	$1,315
Investment securities	1,750	22	(13)	232	(251)	–	1,740
Derivative financial instruments	(45)	(31)	–	(23)	47	(73)	(125)
Deposits(3)	(1,207)	15	–	–	–	–	(1,192)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

During the three months ended July 31, 2016, a net amount of derivative assets of $4 million was transferred out of Level 3 into Level 2, and a net amount of derivative liabilities of $19 million was transferred out of Level 3 into Level 2. During the three months ended April 30, 2016, a net amount of derivative assets of $4 million was transferred into Level 3 from Level 2, and a net amount of derivative liabilities of $19 million was transferred into Level 3 from Level 2. During the three months ended October 31, 2015, a net amount of $73 million was transferred out of Level 3 into Level 2 for derivative instruments.

All transfers were as a result of new information being obtained regarding the observability of inputs used in the valuation.

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2015 Annual Report for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

19.	Business combinations and disposition

Acquisitions

Prior Quarters

Citibank Panama and Costa Rica Retail Banking Operations

On February 1, 2016, the Bank acquired 100% of the issued and outstanding common shares of Citigroup Panama and Citigroup Costa Rican entities (renamed Scotiabank Transformandose in both countries) for cash consideration of US$360 million. The acquisition was accounted for as a business combination and resulted in the recognition of approximately $1.9 billion in assets (mainly consumer and credit card loans) and $1.6 billion in liabilities (mainly deposits). The Bank is in the process of evaluating the fair values of all assets acquired and liabilities assumed. The acquisition forms part of the International Banking business operating segment.

JPMorgan Canadian Credit Card Business

On November 16, 2015, the Bank acquired a MasterCard and private label credit card portfolio and the related Canadian credit card operations from JPMorgan Chase Bank, N.A. for cash consideration of $1.7 billion. The acquisition was accounted for as a business combination and resulted in the recognition of approximately $1.7 billion in assets, primarily credit card loans. The acquisition forms part of the Canadian Banking business operating segment. Preliminary fair value adjustments to the acquired loans, representing a credit mark of $121 million and an interest rate mark of $27 million, intangible assets of $73 million relating to client relationships, and goodwill of $24 million were recorded. The Bank continues to evaluate the fair values of all assets acquired and liabilities assumed.

Disposition

Prior Quarters

Roynat Lease Finance

On April 29, 2016, the Bank, through its wholly owned subsidiary, Roynat Inc., completed the sale of the business operations and assets of Roynat Lease Finance. Assets sold comprised mainly commercial lease receivables previously classified with Business and government loans. As a result of the transaction, the Bank recorded a gain on disposal of $116 million pre-tax ($100 million after tax), including deal and transaction costs, in non-interest income.

Scotiabank Third Quarter Report 2016    63

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2016

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 5	January 27
April 5	April 27
July 5	July 27
October 4	October 27

Annual Meeting date for fiscal 2016

The Annual Meeting for fiscal year 2016 is scheduled for April 4, 2017, in Toronto, Canada.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at (416) 866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on August 30, 2016, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 847-6330 or 1-866-530-1553 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from August 30, 2016, to September 14, 2016, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the identification code 4421684#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-6806

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

64    Scotiabank Third Quarter Report 2016

SHAREHOLDER INFORMATION

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Third Quarter Report 2016    65

The Bank of Nova Scotia is incorporated in Canada with limited liability.